Exhibit 99.1

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2007, 2006 and 2005

and for the years ended

December 31, 2007, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

MBIA Insurance Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholder’s equity and cash flows present fairly, in all material respects, the financial position of MBIA Insurance Corporation and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, NY

February 29, 2008

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands except per share amounts)

	December 31, 2007	December 31, 2006
Assets
Investments:
Fixed maturity securities held as available for sale, at fair value (amortized cost $8,424,735 and $8,360,736)	$8,670,836	$8,606,675
Fixed-maturity securities pledged as collateral, at fair value (amortized cost $452,440 and $449,366)	454,398	444,899
Investments held-to-maturity, at amortized cost (which approximates fair value)	1,327,892	1,400,591
Short-term investments, at amortized cost (which approximates fair value)	1,162,082	957,211
Other investments	29,378	90,322

Total investments	11,644,586	11,499,698
Cash and cash equivalents	121,266	181,330
Securities purchased under agreements to resell	345,620	286,278
Accrued investment income	145,250	137,021
Deferred acquisition costs	472,516	449,556
Prepaid reinsurance premiums	325,555	363,140
Reinsurance recoverable on unpaid losses	82,041	46,941
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $108,579 and $103,325)	99,576	98,470
Receivable for investments sold	1,073	12,103
Derivative assets	830,413	29,466
Current income taxes	163,862	15,017
Deferred income taxes, net	850,542	—
Other assets	267,007	211,836

Total assets	$15,426,245	$13,407,794

Liabilities and Shareholder’s Equity
Liabilities:
Deferred premium revenue	$3,138,396	$3,129,620
Loss and loss adjustment expense reserves	1,346,423	537,037
Securities sold under agreements to repurchase	345,620	286,278
Variable interest entity floating rate notes	1,355,792	1,451,928
Short-term debt	13,383	40,898
Deferred income taxes, net	—	403,865
Deferred fee revenue	12,807	11,973
Payable for investments purchased	35,766	266,061
Derivative liabilities	4,461,183	25,992
Other liabilities	173,418	195,750

Total liabilities	10,882,788	6,349,402
Commitments and contingencies (See Note 20)
Shareholder’s Equity:
Preferred stock, par value $1,000 per share; authorized shares—4,000.08, issued and outstanding—none	—	—
Common stock, par value $150 per share; authorized, issued and outstanding—100,000 shares	15,000	15,000
Additional paid-in capital	1,704,922	1,690,924
Retained earnings	2,609,820	5,164,572
Accumulated other comprehensive income, (net of deferred income tax of $104,586 and $101,216)	213,715	187,896

Total shareholder’s equity	4,543,457	7,058,392

Total liabilities and shareholder’s equity	$15,426,245	$13,407,794

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Years ended December 31
	2007	2006	2005
Revenues:
Gross premiums written	$998,863	$921,964	$1,017,955
Ceded premiums	(106,474)	(107,287)	(138,493)

Net premiums written	892,389	814,677	879,462
(Increase) decrease in deferred premium revenue	(36,765)	37,926	(15,059)

Premiums earned (net of ceded premiums of $143,627, $150,411, and $162,488)	855,624	852,603	864,403
Net investment income	571,207	575,863	489,570
Net realized gains (losses)	52,541	4,730	(3,656)
Net losses on financial instruments at fair value and foreign exchange	(3,618,258)	(4,975)	(6,289)
Fees and reimbursements	20,342	33,138	28,394
Other	44	1,608	2,110

Total revenues	(2,118,500)	1,462,967	1,374,532

Expenses:
Losses and loss adjustment	900,345	80,889	84,274
Amortization of deferred acquisition costs	66,873	66,012	66,577
Operating	121,115	150,021	139,563
Interest expense	81,810	76,490	26,109

Total expenses	1,170,143	373,412	316,523

Income (loss) from continuing operations before income taxes	(3,288,643)	1,089,555	1,058,009
Provision (benefit) for income taxes	(1,233,829)	290,650	285,116

Income (loss) from continuing operations	(2,054,814)	798,905	772,893
Equity in net income (loss) of subsidiaries	62	(21)	—
Net income (loss) from discontinued operations, net of tax	—	1,540	(2,190)
Gain on sale of discontinued operations, net	—	844	—

Net income (loss)	$(2,054,752)	$801,268	$770,703

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

For the years ended December 31, 2007, 2006, 2005

(In thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity

	Shares	Amount
Balance, January 1, 2005	100,000	$15,000	$1,654,201	$4,526,601	$381,547	$6,577,349

Comprehensive income:
Net income	—	—	—	770,703	—	770,703
Other comprehensive loss:
Change in unrealized appreciation of investments net of change in deferred income taxes of $(67,746)	—	—	—	—	(151,047)	(151,047)
Change in foreign currency translation net of change in deferred income taxes of $155	—	—	—	—	(40,214)	(40,214)

Other comprehensive loss						(191,261)

Comprehensive income						579,442

Dividends declared (per common share $950.00)	—	—	—	(95,000)	—	(95,000)
Share-based compensation, net of change in deferred income taxes of $(1,489)	—	—	18,109	—	—	18,109

Balance, December 31, 2005	100,000	15,000	1,672,310	5,202,304	190,286	7,079,900

Comprehensive income:
Net income	—	—	—	801,268	—	801,268
Other comprehensive loss:
Change in unrealized appreciation of investments net of change in deferred income taxes of $(27,639)	—	—	—	—	(38,294)	(38,294)
Change in foreign currency translation net of change in deferred income taxes of $2,316	—	—	—	—	35,904	35,904

Other comprehensive loss						(2,390)

Comprehensive income						798,878

Dividends declared (per common share $8,390.00)	—	—	—	(839,000)	—	(839,000)
Variable interest entities	—	—	52	—	—	52
Share-based compensation, net of change in deferred income taxes of $(3,594)	—	—	18,562	—	—	18,562

Balance, December 31, 2006	100,000	15,000	1,690,924	5,164,572	187,896	7,058,392

Comprehensive loss:
Net loss	—	—	—	(2,054,752)	—	(2,054,752)
Other comprehensive income:
Change in unrealized appreciation of investments net of change in deferred income taxes of $868	—	—	—	—	1,705	1,705
Change in foreign currency translation net of change in deferred income taxes of $2,503	—	—	—	—	24,114	24,114

Other comprehensive income						25,819

Comprehensive loss						(2,028,933)

Dividends declared (per common share $5,000.00)	—	—	—	(500,000)	—	(500,000)
Share-based compensation, net of change in deferred income taxes of $(7,062)	—	—	13,998	—	—	13,998

Balance, December 31, 2007	100,000	$15,000	$1,704,922	$2,609,820	$213,715	$4,543,457

				2007	2006	2005
Disclosure of reclassification amount:
Change in unrealized appreciation of investments arising during the period, net of taxes				$19,399	$(11,244)	$(126,656)
Reclassification adjustment, net of taxes				(17,694)	(27,050)	(24,391)

Change in net unrealized appreciation, net of taxes				$1,705	$(38,294)	$(151,047)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31
	2007	2006	2005
Cash flows from operating activities of continuing operations:
Net income (loss)	$(2,054,752)	$801,268	$770,703
(Income) loss from discontinued operations, net of tax	—	(1,540)	2,190
Gain on sale of discontinued operations, net of tax	—	(844)	—

Net income (loss) from continuing operations	(2,054,752)	798,884	772,893
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of bond discount (premiums), net	15,371	20,385	23,707
(Increase) decrease in accrued investment income	(8,229)	(8,156)	345
Increase in deferred acquisition costs	(22,960)	(22,445)	(21,076)
Decrease in prepaid reinsurance premiums	37,585	44,474	27,354
Increase (decrease) in deferred premium revenue	8,776	(55,580)	(25,981)
Increase (decrease) in loss and loss adjustment expense reserves	809,386	(184,465)	(27,367)
(Increase) decrease in reinsurance recoverable on unpaid losses	(35,100)	12,024	(24,355)
Depreciation	8,754	9,782	9,339
Decrease (increase) in salvage and subrogation	72,408	(45,380)	24,600
Net realized (gains) losses on investments	(52,541)	(4,730)	3,656
Net losses on financial instruments at fair value and foreign exchange	3,618,258	4,975	6,289
Current income tax (benefit) provision	(141,783)	15,017	(13,734)
Deferred income tax (benefit) provision	(1,258,303)	(38,027)	56,838
Share-based compensation	6,936	14,968	16,620
Other, net	(26,355)	(3,705)	(87,740)

Total adjustments to net income (loss)	3,032,203	(240,863)	(31,505)

Net cash provided by operating activities of continuing operations	977,451	558,021	741,388

Cash flows from investing activities of continuing operations:
Purchase of fixed-maturity securities	(2,712,891)	(3,336,788)	(3,041,017)
Sale of fixed-maturity securities	2,614,405	2,981,155	1,770,472
Redemption of fixed-maturity securities	45,353	319,890	428,175
(Purchase) sale of short-term investments, net	(172,923)	169,565	(6,940)
(Purchase) sale of other investments, net	(25,731)	264,799	113,774
Redemption (purchase) of held-to-maturity investments	72,699	(121,980)	(678,611)
Decrease (increase) in receivable for investments sold	11,030	(8,553)	(1,527)
(Decrease) increase in payable for investments purchased	(230,295)	(52,292)	46,639
Capital expenditures	(9,839)	(9,828)	(7,830)
Disposals of capital assets	3	—	1,624
Other, investing	1,796	2,828	—

Net cash (used) provided by investing activities of continuing operations	(406,393)	208,796	(1,375,241)

Cash flows from financing activities of continuing operations:
Repayment of short-term debt	(27,515)	(17,847)	—
Issuance of variable interest entity floating rate notes	—	300,000	678,611
Principal paydown of variable interest entity floating rate notes	(94,182)	(134,122)	—
Other borrowings and deposits	(2,799)	(7,222)	(9,957)
Capital issuance costs	(6,626)	(2,209)	(2,899)
Dividends paid	(500,000)	(839,000)	(95,000)

Net cash (used) provided by financing activities of continuing operations	(631,122)	(700,400)	570,755

Discontinued operations:
Net cash used by operating activities	—	(340)	(1,455)

Net cash used by discontinued operations	—	(340)	(1,455)

Net (decrease) increase in cash and cash equivalents	(60,064)	66,077	(64,553)
Cash and cash equivalents—beginning of year	181,330	115,253	179,806

Cash and cash equivalents—end of year	$121,266	$181,330	$115,253

Supplemental cash flow disclosures:
Income taxes paid	$169,107	$286,189	$240,815
Interest paid:
Other borrowings and deposits	$3,331	$2,841	$2,161
Variable interest entity floating rate notes	$74,251	$58,394	$24,264
Non cash items:
Share-based compensation	$6,936	$14,968	$16,620

The accompanying notes are an integral part of the consolidated financial statements.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements

Note 1: Business and Organization

MBIA Insurance Corporation is a wholly owned subsidiary of MBIA Inc. (“MBIA”). MBIA Insurance Corporation, together with its subsidiaries, (“MBIA Corp.”) issues financial guarantees for municipal bonds, asset-backed and mortgage-backed securities, investor-owned utility bonds, bonds backed by publicly or privately funded public-purpose projects, bonds issued by sovereign and sub-sovereign entities, obligations collateralized by diverse pools of corporate loans and pools of corporate and asset-backed bonds, and bonds backed by other revenue sources such as corporate franchise revenues, both in the new issue and secondary markets. Additionally, MBIA Corp. has insured credit default swaps primarily on pools of collateral, which it considered part of its core financial guarantee business. The financial guarantees issued by MBIA Corp. provide an unconditional and irrevocable guarantee of the payment of the principal of, and interest or other amounts owing on, insured obligations when due or, in the event that MBIA Corp. has the right, at its discretion, to accelerate insured obligations upon default or otherwise, upon such acceleration by MBIA Corp.

MBIA Corp. writes business both in the United States (“U.S.”) and outside of the U.S. Business outside of the U.S. is generally written through MBIA UK Insurance Limited (“MBIA UK”), a financial guarantee insurance company licensed in the United Kingdom. MBIA Corp. also owns MBIA Assurance S.A. (“MBIA Assurance”), a French insurance company. On December 28, 2007, MBIA Assurance was restructured with MBIA UK (by way of dissolution or winding-up without liquidation) and governed by the terms of article 1844-5 of the French Civil Code. The restructuring involved (i) the transfer of all of MBIA Assurance’s assets and liabilities to MBIA UK; (ii) the simultaneous transfer of the portfolio of MBIA Assurance’s financial guarantees to MBIA UK; and (iii) the dissolution without liquidation of MBIA Assurance. Consequently, all previously insured MBIA Assurance policies are now insured by MBIA UK. MBIA UK writes financial guarantee insurance in the member countries of the European Union and other regions outside the United States. In February 2007, MBIA Corp. incorporated a new subsidiary, MBIA México, S.A. de C.V. (“MBIA Mexico”), through which it writes financial guarantee insurance in Mexico. These subsidiaries principally provide insurance for public infrastructure financings, structured finance transactions and certain obligations of financial institutions in the international markets. Pursuant to a reinsurance agreement with MBIA Insurance Corporation, a substantial amount of the risk insured by MBIA Mexico and MBIA UK is reinsured by MBIA Corp.

MBIA Corp. also manages books of business through two other subsidiaries, MBIA Insurance Corp. of Illinois (“MBIA Illinois”), acquired in December 1989, and Capital Markets Assurance Corporation (“CMAC”), acquired in February 1998 when MBIA Inc. merged with CapMAC Holdings, Inc. (“CapMAC”). The net book of business of these two subsidiaries is 100% reinsured by MBIA Insurance Corporation.

On February 25, 2008, MBIA Corp. announced that it has ceased insuring new credit derivative contracts except in transactions related to the reduction of existing derivative exposure. In addition, MBIA Corp. announced that it has suspended the writing of all new structured finance business for approximately six months. See “Note 21: Subsequent Events” for additional information.

Financial Strength Credit Ratings

Prior to the fourth quarter of 2007, MBIA Corp. and its insurance subsidiaries had triple-A financial strength ratings with stable outlook from Standard and Poor’s Corporation (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”), Fitch, Inc. and Rating and Investment Information, Inc. Following the recent stress in the collateralized debt obligations (“CDO”) and mortgage sectors and the increased risk that more underlying credit ratings of transactions insured by MBIA Corp. will be downgraded by S&P, Moody’s and Fitch, the three major rating agencies took the following actions:

S&P

On February 25, 2008, S&P affirmed the AAA insurance financial strength ratings of MBIA Corp. and its insurance affiliates, the “AA-” ratings of MBIA Inc.’s senior debt and the “AA” ratings of MBIA Corp.’s North Castle Custodial Trusts I-VIII, with a neg-ative outlook. S&P stated in its announcement regarding the change that “MBIA’s success in accessing $2.6 billion of additional claims-paying resources is a strong statement of management’s ability to address the concerns relating to the capital adequacy of the Company.”

Moody’s

On February 26, 2008, Moody’s affirmed the Aaa insurance financial strength ratings of MBIA Corp. and its insurance affiliates, the Aa2 ratings of MBIA Corp.’s Surplus Notes and the Aa3 ratings of the junior obligations of MBIA Corp. and the senior debt of MBIA Inc., with a negative rating outlook. Moody’s stated in its announcement regarding the change that “MBIA has completed transactions to raise $1.6 billion in equity and $1 billion in Surplus Notes, demonstrating a strong commitment to its policyholders.”

Fitch

On December 20, 2007, Fitch placed the AA ratings of MBIA Inc. and AAA ratings of MBIA Corp. and its subsidiaries on rating watch negative pending MBIA Inc.’s raising additional capital, while confirming the outlook of two of MBIA Corp.’s competitors as

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 1: Business and Organization (continued)

“stable.” In its press release, Fitch identified a shortfall of approximately $1 billion and stated that “If at any time during the next four-to-six weeks, MBIA is able to obtain capital commitments and/or put in place reinsurance or other risk mitigation measures, on top of the $1 billion capital commitment the company received from Warburg Pincus, that would help improve MBIA’s Matrix result at an ‘AAA’ rating stress, Fitch would anticipate affirming MBIA’s ratings with a Stable Rating Outlook.” Fitch also noted that if MBIA Inc. was unable to obtain capital commitments or put into place reinsurance or other risk mitigation measures to address its capital shortfall in the noted timeframe, Fitch would expect to downgrade MBIA’s insurer financial strength ratings by one notch to “AA+.”

In connection with the completion of MBIA Corp.’s Surplus Notes, as discussed in Note 21, “Subsequent Events”, on January 16, 2008, Fitch announced that it reaffirmed MBIA Corp.’s AAA ratings with a “Stable Outlook.”

On February 5, 2008, Fitch placed the AAA insurer financial strength ratings of MBIA Corp. and its insurance affiliates, the AA ratings of MBIA Corp.’s Surplus Notes and the AA long-term debt rating of MBIA Inc. on rating watch negative. Fitch announced that it was updating certain modeling assumptions in its ongoing analysis of the financial guaranty industry, specifically related to exposures to structured finance collateralized debt obligations (“SF CDOs”). Fitch expects that simulated capital model losses and expected losses will increase materially for MBIA Corp. due to its exposure to SF CDOs and that these losses may be inconsistent with its AAA rating standards for financial guarantors. Fitch noted that MBIA’s addition of $1.5 billion of new capital with a further $500 million equity investment through a rights offering backstopped from Warburg Pincus “may not be sufficient to address the necessary capital needed to maintain MBIA’s ‘AAA’ insurer financial strength rating.”

MBIA Inc.’s and MBIA Corp.’s current financial strength ratings from the major rating agencies are summarized below:

Agency	Ratings	Outlook
(MBIA Inc./MBIA Corp.)
S&P	AA-/AAA	Negative outlook
Moody’s	Aa3/Aaa	Negative outlook
Fitch	AA/AAA	Rating watch negative

To enable the Company to maintain appropriate claims-paying resources in order to sustain its triple-A financial strength ratings for MBIA Corp., a comprehensive capital strengthening plan was announced on January 9, 2008; see “Note 21: Subsequent Events” for additional information. The triple-A ratings are important to the operation of MBIA Corp.’s business and any reduction in these ratings could have a material adverse effect on MBIA Corp.’s ability to compete and could also have a material adverse effect on the business, operations and financial results of MBIA Corp.

Note 2: Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. As additional information becomes available or actual amounts become determinable, the recorded estimates are revised and reflected in operating results. Actual results could differ from those estimates.

MBIA Corp.’s significant accounting policies are as follows:

Consolidation

The consolidated financial statements include the accounts of MBIA Insurance Corporation, its subsidiaries and all other entities in which MBIA Corp. has a controlling financial interest. All material intercompany balances have been eliminated. MBIA Corp.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 2: Significant Accounting Policies (continued)

determines whether it has a controlling financial interest in an entity by first evaluating whether an entity is a voting interest entity, a VIE or a qualifying special-purpose entity (“QSPE”) under GAAP.

Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable an entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin No. (“ARB”) 51, “Consolidated Financial Statements,” as amended. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, MBIA Corp. consolidates voting interest entities in which it has a majority voting interest.

VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 46(R), “Consolidation of Variable Interest Entities (Revised).” MBIA Corp. consolidates all VIEs in which it is the primary beneficiary.

QSPEs are passive entities accounted for in accordance with Statement of Financial Accounting Standards No. (“SFAS”) 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 140 sets forth the criteria an entity must satisfy to be a QSPE. These criteria include the types of assets a QSPE may hold, limits on asset sales, the use of derivatives and financial guarantees, and the level of discretion a servicer may exercise in attempting to collect receivables. In accordance with SFAS 140 and FIN 46(R), MBIA Corp. does not consolidate QSPEs.

Investments

MBIA Corp. classifies its fixed-maturity investments as either available-for-sale or held-to-maturity, as defined by SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Available-for-sale investments are reported in the consolidated balance sheets at fair value, with unrealized gains and losses, net of deferred taxes, reflected in accumulated other comprehensive income in shareholder’s equity. Bond discounts and premiums are amortized using the effective yield method over the remaining term of the securities. For bonds purchased at a price above par value that also have call features, premiums are amortized to the call date that produces the lowest yield. For mortgage-backed and asset-backed securities, discounts and premiums are adjusted quarterly for the effects of actual and expected prepayments on a retrospective basis. For pre-refunded bonds, the remaining term is determined based on the contractual refunding date. Investment income is recorded as earned. Realized gains or losses on the sale of investments are determined by utilizing the first-in, first-out method to identify the investments sold and are included as a separate component of revenues.

Held-to-maturity investments consist mainly of debt securities, loans, lease receivables and trade receivables for which the Company has the ability and intent to hold such investments to maturity. These investments are reported in the consolidated balance sheet at amortized cost. Discounts and premiums are amortized using the effective yield method over the remaining term of the assets. Investment income is recorded as earned.

Short-term investments are carried at amortized cost, which approximates fair value, and include all fixed-maturity securities with a remaining effective term to maturity of less than one year, commercial paper and money market securities.

Other investments include MBIA Corp.’s interest in equity oriented and equity-method investments. In accordance with SFAS 115, MBIA Corp. records its share of the unrealized gains and losses on equity-oriented investments, net of applicable deferred income taxes, in accumulated other comprehensive income in shareholders’ equity when it does not have a controlling financial interest in or exert significant influence over an entity (generally a voting interest of less than 20%).

When MBIA Corp. does not have a controlling financial interest in an entity but exerts significant influence over the entity’s operating and financial policies (generally a voting interest of 20% to 50%) and has an investment in common stock or substance common stock, MBIA Corp. accounts for its investments in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. (“APB”) 18, “The Equity Method of Accounting for Investments in Common Stock.” The carrying amounts of equity method investments are initially recorded at cost and adjusted to recognize MBIA Corp.’s share of the profits or losses, net of any intercompany gains and losses, of the investees subsequent to the purchase date. Such profits and losses are recorded within net investment income in the consolidated statements of operations. Dividends are applied as a reduction of the carrying amount of equity method investments.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 2: Significant Accounting Policies (continued)

MBIA Corp. regularly monitors its investments in which fair value is less than amortized cost in order to assess whether such a decline in value is other than temporary. In assessing whether a decline in value is other than temporary, MBIA Corp. considers several factors, including but not limited to (a) the magnitude and duration of the decline, (b) the reasons for the decline, such as general interest rate or credit spread movements, credit rating downgrades, issuer-specific changes in credit spreads, and the financial condition of the issuer. Based on this assessment, if MBIA Corp. believes that either (a) the investment’s fair value will not recover to an amount equal to its amortized cost or (b) MBIA Corp does not have the ability and intent to hold the investment to maturity or until the value recovers to an amount at least equal to amortized cost, it will consider the decline in value to be other than temporary. If MBIA Corp. determines that a decline in the value of an investment is other than temporary, the investment is written down to its fair value and a realized loss is recorded in net income.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits with banks with original maturities of less than 90 days.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized transactions and are recorded at contract value plus accrued interest, subject to the provisions of SFAS 140.

These transactions are entered into with MBIA Investment Management Corp. (“IMC”), a wholly owned subsidiary of MBIA Inc., in connection with IMC’s collateralized municipal investment agreement activity. It is MBIA Corp.’s policy to take possession of securities used to collateralize such transactions. MBIA Corp. minimizes the credit risk that IMC might be unable to fulfill its contractual obligations by monitoring IMC’s credit exposure and collateral value and requiring additional collateral to be deposited with MBIA Corp. when deemed necessary.

SFAS 140 also requires MBIA Corp. to reclassify financial assets pledged as collateral under certain agreements and to report those assets at fair value as a separate line item on the balance sheet with a corresponding adjustment to other comprehensive income. As of December 31, 2007 and 2006, the fair values of financial assets pledged as collateral under these agreements were $454 million and $445 million, respectively.

Policy Acquisition Costs

Policy acquisition costs include those expenses that relate primarily to, and vary with, the acquisition of new insurance business. MBIA Corp. periodically conducts a study to determine which operating costs have been incurred to acquire new insurance business and qualify for deferral. For business produced directly by MBIA Corp., such costs include compensation of employees involved in underwriting and policy issuance functions, certain rating agency fees, state premium taxes and certain other underwriting expenses, reduced by ceding commission income on premiums ceded to reinsurers. Policy acquisition costs, net of ceding commissions, related to non-derivative insured financial guarantee transactions are deferred and amortized over the period in which the related premiums are earned. Policy acquisition costs related to insured derivative transactions are expensed as incurred.

MBIA Corp. will recognize a premium deficiency if the sum of expected loss and loss adjustment expenses and unamortized policy acquisition costs exceed the related unearned premiums. If MBIA Corp. were to have a premium deficiency that is greater than unamortized acquisition costs, the unamortized acquisition costs would be reduced by a charge to expense, and a liability (if necessary) would be established for any remaining deficiency. As of December 31, 2007, there have been no premium deficiencies. Although GAAP permits the inclusion of anticipated investment income when determining a premium deficiency, it is currently not being included in MBIA Corp.’s evaluation.

Goodwill

Goodwill represents the excess of the cost of acquiring a business enterprise over the fair value of the net assets acquired. Under SFAS 142, “Goodwill and Other Intangible Assets,” goodwill for impairment at least annually. An impairment loss is triggered if the estimated fair value of an operating segment is less than its carrying value.

MBIA Corp. performed its annual impairment testing of goodwill as of January 1, 2008 and January 1, 2007. On both dates, the fair value of MBIA Corp. exceeded its carrying value indicating that goodwill was not impaired. In performing this evaluation, MBIA Corp. determined that the best measure of its fair value was book value adjusted for the after-tax effects of net deferred premium revenue less deferred acquisition costs, the present value of installment premiums and a provision for losses to arrive at adjusted book value. Adjusted book value is a common measure used by security analysts to assess the value of financial guarantee companies.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 2: Significant Accounting Policies (continued)

Property and Equipment

Property and equipment consists of land, buildings, leasehold improvements, furniture, fixtures and computer equipment and software. All property and equipment is recorded at cost and, except for land, is depreciated over the appropriate useful life of the asset using the straight-line method. Leasehold improvements are amortized over the useful life of the improvement or the remaining term of the lease, whichever is shorter. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and any gain or loss on disposition is recognized as a component of net realized gains (losses). Maintenance and repairs are charged to current earnings as incurred.

Property, leasehold improvements and equipment are tested for potential impairment whenever events or changes in circumstances suggest that an asset’s or asset group’s carrying value may not be fully recoverable in accordance with SFAS 144. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or group of assets is less than the corresponding carrying value.

The useful lives of each class of assets are as follows:

Buildings and site improvements	2-31 years
Leasehold improvements	2-10 years
Furniture and fixtures	5-10 years
Computer equipment and software	3-10 years

Derivatives

Under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, all derivative instruments, whether stand-alone or embedded in other contracts or securities, are recognized on the balance sheet at their fair value, and changes in fair value are recognized immediately in earnings unless the derivatives qualify as hedges. If the derivatives qualify as hedges, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings, or are recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. Any ineffective portion of a derivative’s change in fair value is recognized immediately in earnings. If circumstances or events arise that require the termination and settlement of a derivative contract prior to maturity, any resulting gain or loss will be recognized immediately in earnings. For qualifying fair value hedges, if the hedge relationship is terminated, the derivative fair value adjustment is reported as part of the basis of the hedged item and is amortized to earnings as a yield adjustment. For qualifying cash flow hedges, if the hedge relationship is terminated, the derivative fair value adjustment recorded in other comprehensive income is recognized in earnings at the time the hedged cash flows are recognized, consistent with the original hedge strategy. If the underlying hedged item of a hedge relationship ceases to exist, all changes in the fair value of the derivative are recognized in earnings each period until the derivative matures or terminates.

MBIA Corp. has used insured credit derivatives as an alternative form of financial guarantee. These insured credit derivative contracts are accounted for at fair value with changes in fair value recorded in earnings since they do not qualify for the financial guarantee scope exception under SFAS 133, as amended. MBIA Corp.’s insured credit derivative portfolio primarily consists of structured pools of credit default swaps (“CDS contracts”) The CDS contracts principally reference obligations consisting of various asset classes. These contracts have different terms than the typical market standard CDS contracts that are traded between other capital markets participants. In general, MBIA Corp.’s CDS contracts are held until maturity, do not require the posting of collateral, the payment terms are structured on a “pay as you go basis”, and the contracts generally cannot be accelerated unless at MBIA Corp.’s option. Historically, there has not been a market for the transfer of such highly structured insured credit derivative contracts, in part because of the contractual differences noted above. As a result, MBIA Corp. believes there are no relevant third party “exit value” market observations for these contracts. If MBIA Corp. were to affect a transfer of these contracts, MBIA Corp. believes the most likely counterparties would be other financial guarantee insurers and reinsurers. In the absence of an actual financial market, MBIA Corp. values these insured credit derivatives at the estimated amount that financial guaranty insurers with comparable credit ratings as MBIA Corp. would require to assume these contracts. Since there are no active market transactions in MBIA Corp.’s exposures, MBIA Corp. generally uses vendor-developed and proprietary models, depending on the type and structure of the contract, to estimate the fair value of MBIA Corp.’s derivative contracts. In limited instances, MBIA Corp. does execute transactions with reinsurers that reduces its exposure to insured credit derivatives. In those instances, MBIA Corp. considers the transactions to be good indicators of fair value when the transaction is negotiated independently of other transactions and when it is executed at or near the measurement date. In such cases, the premiums MBIA Corp. pays to the reinsurers are used to fair value the derivative contract, after adjusting for reinsurance contract terms that differ from MBIA Corp.’s underlying insured credit derivative. MBIA Corp.’s insured CDS valuation model simulates what a bond insurer would charge to guarantee the transactions on the measurement date, based on the market-implied default risk of the underlying collateral and the subordination. Implicit in this approach is the notion that bond insurers would be willing to accept these contracts from MBIA Corp. at a price equal to what they could issue them for in the current market. See “Note 5: Derivative Instruments” for further detail on the model and inputs used to estimate the fair value of these contracts. As a result of MBIA Corp.’s decision to not insure credit derivative instruments subsequent to December 31, 2007, and the potential that other market participants stop insuring credit derivative contracts, coupled with the lack of exchange transactions in the current market place, it may become more difficult to obtain observable market inputs for MBIA Corp.’s valuations in the future. As a result, the assumptions about market participants or their assumptions that are used in estimating fair value may change in the future. MBIA Corp. will continually monitor these developments as conditions warrant.

Losses and Loss Adjustment Expenses

MBIA Corp.’s financial guarantee insurance provides an unconditional and irrevocable guarantee of the payment of the principal of, and interest or other amounts owing on, insured obligations when due or, in the event that MBIA Corp. has the right, at its discretion, to accelerate insured obligations upon default or otherwise, upon such acceleration by MBIA Corp. Loss and loss adjustment expense (“LAE”) reserves are established by MBIA Corp.’s Loss Reserve Committee, which consists of members of senior management, and require the use of judgment and estimates with respect to the occurrence, timing and amount of a loss on an insured obligation. As discussed below, the accounting for non-derivative financial guarantee loss reserves is possibly subject to change.

MBIA Corp. establishes two types of loss and LAE reserves for non-derivative financial guarantees: an unallocated loss reserve and case basis reserves. The unallocated loss reserve is established on an undiscounted basis with respect to MBIA Corp.’s entire

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 2: Significant Accounting Policies (continued)

non-derivative insured portfolio. MBIA Corp.’s unallocated loss reserve represents MBIA Corp.’s estimate of losses that have or are probable to occur as a result of credit deterioration in MBIA Corp.’s insured portfolio but which have not yet been specifically identified and applied to specific insured obligations. The unallocated loss reserve is increased on a quarterly basis using a formula that applies a “loss factor” to MBIA Corp.’s scheduled net earned premium for the respective quarter, both of which are defined and set forth below. This increase in the unallocated reserve is MBIA Corp.’s provision for loss and loss adjustment expenses as reported on MBIA Corp.’s consolidated statements of operations. Scheduled net earned premium represents total quarterly premium earnings, net of reinsurance, from all policies in force less the portion of quarterly premium earnings that have been accelerated as a result of the refunding or defeasance of insured obligations. Total earned premium as reported on MBIA Corp.’s consolidated statements of operations includes both scheduled net earned premium and premium earnings that have been accelerated, net of reinsurance. Once a policy is originated, the amount of scheduled net earned premium recorded in earnings will be included in MBIA Corp.’s calculation of its unallocated loss reserve. When an insured obligation is refunded, defeased or matures, MBIA Corp. does not reverse the unallocated loss reserve previously generated from the scheduled net earned premium on such obligation as MBIA Corp.’s unallocated loss reserve is not specific to any individual obligation.

Each quarter, MBIA Corp. calculates its provision for the unallocated loss reserve as a fixed percent of scheduled net earned premium of the insurance operations. This amount is recorded as “Losses and loss adjustment expense” on the consolidated statements of income. Annually, the Loss Reserve Committee evaluates the appropriateness of this fixed percent loss factor. In performing this evaluation, the Loss Reserve Committee considers the composition of MBIA Corp.’s insured portfolio by municipal sector, structured asset class, remaining maturity and credit quality, along with the latest industry data, including historical default and recovery experience for the relevant sectors of the fixed-income market in order to determine if a trend is developing that indicates the loss factor should be increased or decreased. In addition, MBIA Corp. considers its own historical loss activity and how those losses develop over time. The Loss Reserve Committee reviews the results of its annual evaluation over several years to determine whether any long-term trends are developing. Therefore, case basis reserves established in any year may be above or below the loss factor without requiring an increase or decrease to the loss factor. However, if a catastrophic or unusually large loss occurred in a single year, the Loss Reserve Committee would consider taking an immediate charge through “Losses and loss adjustment expenses” and possibly also increase the loss factor in order to maintain an adequate level of loss reserves.

Significant changes to any variables on which the loss factor is based, over an extended period of time, would likely result in an increase or decrease in MBIA Corp.’s loss factor with a corresponding increase or decrease in the amount of MBIA Corp’s loss and loss adjustment expense provision. For example, as external and internal statistical data are applied to the various sectors of MBIA Corp.’s insured portfolio, a shift in business written toward sectors with high default rates would likely increase the loss factor, while a shift toward sectors with low default rates would likely decrease the loss factor. Additionally, increases in statistical default rates relative to MBIA Corp.’s insured portfolio and in MBIA Corp.’s actual loss experience or decreases in statistical recovery rates and in MBIA Corp.’s actual recovery experience would likely increase MBIA Corp.’s loss factor. Conversely, decreases in statistical default rates relative to MBIA Corp.’s insured portfolio and in MBIA Corp.’s actual loss experience or increases in statistical recovery rates and in the Company’s actual recovery experience would likely decrease MBIA Corp.’s loss factor.

When a case basis reserve is established, MBIA Corp. reclassifies the estimated amount from its unallocated loss reserve in an amount equal to the specific case basis loss reserve. Therefore, the amount of available unallocated loss reserve at the end of each period is reduced by the actual case basis reserves established in the same period. Such reclassification has no effect on MBIA Corp.’s income statement as the unallocated loss reserve and specific case basis reserves, gross of recoveries from reinsurers, are reported as liabilities within “Loss and loss adjustment expense reserves” on MBIA Corp.’s balance sheet. In the event that case basis reserves develop at a significantly faster or slower rate than anticipated by applying the loss factor to net scheduled earned premium, MBIA Corp. will perform a qualitative evaluation with respect to the adequacy of the remaining unallocated loss reserve. In performing this evaluation, MBIA Corp. considers the anticipated amounts of future transfers to existing case basis reserves, as well as the likeliness those policies for which case basis reserves have not been established will require case basis reserves at a faster or slower rate than initially expected.

If, after establishing case basis reserves for the period, MBIA Corp. determines that the remaining unallocated loss reserve is not sufficient to cover its estimate of losses not yet specifically identified in its insured portfolio, additional unallocated loss reserves will be accrued at such time which, as a result, will reduce MBIA Corp.’s earnings for the period. Conversely, if MBIA Corp. determines that the remaining unallocated loss reserve is in excess of the amount needed to cover its estimate of unidentified losses, MBIA Corp. will reverse the excess at such time which, as a result, will increase MBIA Corp.’s earnings for the period.

MBIA Corp. establishes new case basis reserves with respect to a specific insurance policy when the Loss Reserve Committee determines that (i) a claim has been made or is probable in the future with respect to such policy based on specific credit events that

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 2: Significant Accounting Policies (continued)

have occurred and (ii) the amount of the ultimate loss that MBIA Corp. will incur under such policy can be reasonably estimated. The amount of the case basis reserve with respect to any policy is based on the net present value of the expected ultimate losses and loss adjustment expense payments that MBIA Corp. expects to pay with respect to such policy, net of expected recoveries under salvage and subrogation rights. The amount of the expected loss, net of expected recoveries, is discounted based on a discount rate equal to the actual yield of the fixed-income portfolio held by MBIA Corp.’s insurance subsidiaries at the end of the preceding fiscal quarter. MBIA Corp. believes this yield is an appropriate rate of return for present valuing its reserves as it reflects the rate of return on the assets supporting future claim payments by MBIA Corp. The discount rate used at December 31, 2007, 2006 and 2005 was 5.06%, 5.10% and 5.00%, respectively. Once a case basis reserve is established for an insured obligation, MBIA Corp. continues to record premium revenue to the extent premiums have been or are expected to be collected on that obligation.

Case basis reserves are established in the same manner for policies with respect to which an insured event (i.e., a payment default on the insured obligation) has already occurred and for those policies where MBIA Corp. expects that an insured event will occur in the future based upon credit deterioration which has already occurred and has been identified. This reserving methodology is different from case basis reserves that are established by traditional property and casualty insurance companies, which determine case basis reserves only upon the occurrence of an insured event when reported. MBIA Corp. does not establish case basis reserves for all payments due under an insured obligation but rather only those that MBIA Corp. believes the issuer of the insured obligation will be unable to make. Case basis reserves cover the amount of principal and interest owed that MBIA Corp. expects to pay on its insured obligations and the costs of settlement and other loss mitigation expenses, net of expected recoveries. Expected recoveries reduce the amount of case basis reserves established by MBIA Corp. When MBIA Corp. becomes entitled to the underlying collateral of an insured credit under salvage and subrogation rights as a result of a claim payment, it records salvage and subrogation as an asset. Such amounts are included in MBIA Corp.’s balance sheet within “Other assets.”

A number of variables are taken into account in establishing specific case basis reserves for individual policies. These variables include the creditworthiness of the underlying issuer of the insured obligation, whether the obligation is secured or unsecured and the expected recovery rates on the insured obligation, the projected cash flow or market value of any assets that support the insured obligation and the historical and projected loss rates on such assets. Factors that may affect the actual ultimate realized losses for any policy include the state of the economy, changes in interest rates, rates of inflation and the salvage values of specific collateral. The methodology for determining when a case basis reserve is established may differ from other financial guarantee insurance companies, as well as from other property and casualty insurance enterprises.

Management believes that MBIA Corp.’s reserves are adequate to cover the ultimate net cost of claims. However, because the reserves are based on management’s judgment and estimates, there can be no assurance that the ultimate liability will not exceed such estimates. See “Note 15: Loss and Loss Adjustment Expense Reserves” for additional information regarding MBIA Corp.’s loss and LAE reserves.

MBIA Corp.’s loss reserving policy, described above, is based on guidance provided in SFAS 60, “Accounting and Reporting by Insurance Enterprises,” SFAS 5, “Accounting for Contingencies” and analogies to Emerging Issues Task Force (“EITF”) 85-20, “Recognition of Fees for Guaranteeing a Loan.” SFAS 60 requires that, for short-duration contracts, a liability for unpaid claim costs relating to insurance contracts, including estimates of costs relating to incurred but not reported claims, be accrued when insured events occur. Additionally, SFAS 5, requires that a loss be recognized where it is probable that one or more future events will occur confirming that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

Although SFAS 60 provides guidance to insurance enterprises, MBIA Corp. does not believe SFAS 60 comprehensively addresses the unique attributes of financial guarantee insurance contracts, as the standard was developed prior to the maturity of the financial guarantee industry. SFAS 60 provides guidance with respect to insurance contracts that are either short-duration or long-duration in nature. Financial guarantee contracts typically have attributes of both and, therefore, are difficult to classify as either. For instance, financial guarantee contracts are reported for regulatory purposes as property and casualty insurance, normally considered short-duration, but have elements of long-duration contracts in that they are irrevocable and extend over a period that may be in excess of 30 years.

MBIA Corp. believes its loss reserving policy reflects the requirements of applicable accounting literature, as well as the fact that financial guarantee losses occur over time as a result of credit deterioration, operational difficulties of the insured obligor or fraud, which may not be specifically detected when they occur but which can be generally estimated across a portfolio of insured obligations based on the credit quality and nature of the portfolio and historical default data. MBIA Corp. does, however, recognize premium revenue

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 2: Significant Accounting Policies (continued)

and policy acquisition costs in a manner consistent with the guidance provided in SFAS 60 for short-duration contracts. If MBIA Corp. and the rest of the financial guarantee industry were required to classify its insurance contracts as either short-duration or long-duration or if new specific guidance for financial guarantee insurance emerges, different methods of accounting could apply with respect to loss reserving and liability recognition, and possibly extend to premium revenue and policy acquisition cost recognition. Additionally, there are differences in the methodology and measurement of loss reserves followed by other financial guarantee companies.

On April 18, 2007, the FASB issued an Exposure Draft (“ED”) entitled “Accounting for Financial Guarantee Insurance Contracts”, an interpretation of SFAS 60, “Accounting and Reporting by Insurance Enterprises”, with a 60-day comment period. The comment period ended on June 18, 2007. On September 4, 2007, the FASB Board held a public roundtable meeting with respondents to the ED to discuss significant issues raised in the comment letters. Since the roundtable, the FASB Board re-deliberated on some of the issues raised. The ED clarifies how SFAS 60 applies to financial guarantee insurance contracts issued by insurance enterprises, including the methodologies to account for premium revenue and claim liabilities, as well as related disclosures. The proposals contained in the ED are not considered final accounting guidance until the FASB completes its due process procedures and issues a final statement, which could differ from the ED. Under the ED, or the re-deliberated meetings, MBIA would be required to recognize premium revenue by applying a fixed percentage of premium to the amount of exposure outstanding at each reporting period (referred to as the level-yield approach). The proposed recognition approach for a claim liability would require MBIA to recognize a claim liability when there is an expectation that a claim loss will exceed the unearned premium revenue (liability) on a policy basis based on the present value of expected cash flows. Additionally, the ED would require MBIA to provide expanded disclosures relating to factors affecting the recognition and measurement of financial guarantee contracts.

The final statement is expected to be issued in the first quarter of 2008 with an effective date of January 1, 2009 except for the disclosure of a surveillance list which could be effective as early as second quarter of 2008. The cumulative effect of initially applying the final statement will be recorded as an adjustment to the opening balance of retained earnings for that fiscal year. MBIA is in the process of evaluating how the ED and subsequent re-deliberated decisions will impact its financial statements. Until final guidance is issued by the FASB and is effective, MBIA will continue to apply its existing policy with respect to the establishment of both case basis and unallocated loss reserves and the recognition of premium revenue and policy acquisition costs.

Premium Revenue Recognition

Upfront premiums are earned in proportion to the expiration of the related principal balance of an insured obligation. Therefore, for transactions in which the premium is received upfront, premium earnings are greater in the earlier periods when there is a higher amount of principal outstanding. The upfront premiums are apportioned to individual sinking fund payments of a bond issue according to an amortization schedule. After the premiums are allocated to each scheduled sinking fund payment, they are earned on a straight-line basis over the period of that sinking fund payment. Accordingly, deferred premium revenue represents the portion of premiums written that is applicable to the unexpired risk of insured bonds and notes. When an MBIA Corp.-insured issue is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time since there is no longer risk to MBIA Corp. Installment premiums are earned on a straight-line basis over each installment period, generally one year or less. As the outstanding principal of an installment-based policy is paid down by the issuer of an MBIA Corp.-insured obligation, less premium is collected and recognized by MBIA Corp. MBIA Corp. may receive premiums upon the early termination of installment-based policies, which are earned when received. Both upfront and installment premium recognition methods recognize premiums over the term of an insurance policy in proportion to the remaining outstanding principal balance of the insured obligation. Premium revenue recognition is subject to change as a result of the FASB’s ED described in the preceding “Losses and Loss Adjustment Expenses” section.

Premiums ceded to reinsurers reduce the amount of earned premium MBIA Corp. will recognize from its insurance policies. For both upfront and installment policies, ceded premium expense is recognized in earnings in proportion to and at the same time the related premium revenue is recognized. Ceding commission income is recognized in earnings at the time the related premium is recognized.

Fee and Reimbursement Revenue Recognition

MBIA Corp. collects fees for services performed in connection with certain transactions. In addition, MBIA Corp. may be entitled to reimbursement of third-party expenses that it incurs in connection with certain transactions. Depending upon the type of fee received and whether it is related to an insurance policy, the fee is either earned when it is received or deferred and earned over the life of the related transaction. Work, waiver and consent, termination, administrative and management fees are earned when the related services

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 2: Significant Accounting Policies (continued)

are completed and the fee is received. Structuring and commitment fees are earned on a straight-line basis over the life of the related insurance policy. Expense reimbursements are recognized when received.

Employee Stock Compensation

MBIA Corp. participates in MBIA Inc.’s long-term incentive plans. MBIA Inc. follows the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” as revised by SFAS 123(R), “Share-Based Payment.” Under the modified prospective transition method selected by the Company under the provisions of SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” all equity-based awards granted to employees and existing awards modified on or after January 1, 2003 are accounted for at fair value with compensation expense recorded in net income. See “Note 3: Recent Accounting Pronouncements” and “Note 17: Employee Benefits” for a further discussion regarding the methodology utilized in recognizing employee stock compensation expense.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Operating results are translated at average rates of exchange prevailing during the year. Unrealized gains or losses, net of deferred taxes, resulting from translation of the financial statements of a non-U.S. operation, when the functional currency is other than U.S. dollars, are included in accumulated other comprehensive income in shareholders’ equity. Foreign currency remeasurement gains and losses resulting from transactions in non-functional currencies are recorded in current earnings.

Income Taxes

MBIA Corp. is included in the consolidated tax return of MBIA Inc. The tax provision for MBIA Corp. for financial reporting purposes is determined on a stand-alone basis.

Deferred income taxes are recorded with respect to the temporary differences between the tax bases of assets and liabilities and the reported amounts in the financial statements that will result in deductible or taxable amounts in future years when the reported amounts of assets and liabilities are recovered or settled. Such temporary differences relate principally to premium revenue recognition, deferred acquisition costs, unrealized appreciation or depreciation of investments and derivatives, and MBIA Corp.’s statutory contingency reserve. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority.

The Internal Revenue Code permits companies writing financial guarantee insurance to deduct from taxable income amounts added to the statutory contingency reserve, subject to certain limitations. The tax benefits obtained from such deductions must be invested in non-interest-bearing U.S. Government tax and loss bonds. MBIA Corp. records purchases of tax and loss bonds as payments of federal income taxes. The amounts deducted must be restored to taxable income when the contingency reserve is released, at which time MBIA Corp. may present the tax and loss bonds for redemption to satisfy the additional tax liability.

Note 3: Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109.” FIN 48 requires that MBIA Corp. determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. FIN 48 also provides guidance on the derecognition, classification and disclosure of tax positions. MBIA adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material impact on MBIA Corp.’s consolidated financial statements. See “Note 10: Income Taxes” for disclosures required by FIN 48.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments,” which amends SFAS 133 and SFAS 140. SFAS 155 permits an entity to measure at fair value any financial instrument that contains an embedded derivative that would otherwise require bifurcation. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. MBIA Corp. adopted the provisions of SFAS 155 on January 1, 2007 which did not have a material impact on its financial statements.

In June 2007, the FASB ratified the consensus reached by the EITF on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF Issue No. 06-11 requires that the tax benefit with respect to dividends or dividend equivalents for non-vested restricted shares or restricted share units that are paid to employees be recorded as an increase to additional paid-in capital. MBIA Corp. currently records such tax benefit as a reduction of income tax expense. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in fiscal years beginning after December 15, 2007, with early adoption permitted. MBIA Corp. adopted the provisions of EITF Issue No. 06-11 in the fourth quarter of 2007 and the adoption of EITF Issue No. 06-11 did not have a material impact on its financial statements.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 3: Recent Accounting Pronouncements (continued)

Recent Accounting Developments

In December 2007, the FASB issued SFAS 160, “Noncontrolling interests in Consolidated Financial Statements”, an amendment of ARB No. 51. SFAS 160 requires reporting entities to present noncontrolling (minority) interest as equity (as opposed to liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. MBIA Corp. is currently evaluating the provisions of SFAS 160 and their potential impact on MBIA Corp.’s financial statements.

In April 2007, the FASB issued FASB Staff Position (“FSP”) FIN 39-1, “Amendment of FASB Interpretation No. 39.” FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007 and is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. MBIA Corp. will adopt the provisions of the FSP beginning January 1, 2008 and at that time is expected to elect not to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under a master netting agreement against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. MBIA Corp. will continue to elect not to offset the fair value amounts recognized for derivative contracts executed with the same counterparty under a master netting arrangement.

On April 18, 2007, the FASB issued an ED entitled “Accounting for Financial Guarantee Insurance Contracts”, an interpretation of SFAS 60, with a 60-day comment period. The comment period ended on June 18, 2007. On September 4, 2007, the FASB Board held a public roundtable meeting with respondents to the ED to discuss significant issues raised in the comment letters. Since the roundtable, the FASB Board re-deliberated on some of the issues raised. The ED clarifies how SFAS 60 applies to financial guarantee insurance contracts issued by insurance enterprises, including the methodologies to account for premium revenue and claim liabilities, as well as related disclosures. The proposals contained in the ED are not considered final accounting guidance until the FASB completes its due process procedures and issues a final statement, which could differ from the ED. Under the ED, or the re-deliberated meetings, MBIA Corp. would be required to recognize premium revenue by applying a fixed percentage of premium to the amount of exposure outstanding at each reporting period (referred to as the level-yield approach). The proposed recognition approach for a claim liability would require MBIA Corp. to recognize a claim liability when there is an expectation that a claim loss will exceed the unearned premium revenue (liability) on a policy basis based on the present value of expected cash flows. Additionally, the ED would require MBIA Corp. to provide expanded disclosures relating to factors affecting the recognition and measurement of financial guarantee contracts.

The final statement is expected to be issued in the first quarter of 2008 with an effective date of January 1, 2009 except for the disclosure of a surveillance list which could be effective as early as second quarter of 2008. The cumulative effect of initially applying the final statement will be recorded as an adjustment to the opening balance of retained earnings for that fiscal year. MBIA Corp. is in the process of evaluating how the ED and subsequent re-deliberated decisions will impact its financial statements. Until final guidance is issued by the FASB and is effective, MBIA Corp. will continue to apply its existing policies with respect to the establishment of both case basis and unallocated loss reserves and the recognition of premium revenue. A further description of MBIA Corp.’s loss reserving and premium recognition policies are included in “Note 2: Significant Accounting Policies.”

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 provides MBIA Corp. an irrevocable option to measure eligible financial assets and liabilities at fair value, with changes in fair value recorded in earnings, that otherwise are not permitted to be accounted for at fair value under other accounting standards. The option is applied, on a contract-by-contract basis, to an entire contract and not only to specific risks, specific cash flows or other portions of that contract. Upfront costs and fees related to a contract for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. MBIA Corp. will adopt the provisions of SFAS 159 beginning January 1, 2008. MBIA Corp. will not elect to apply the fair value option to any of its existing eligible financial instruments that are not currently accounted for at fair value.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements.” SFAS 157 defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 3: Recent Accounting Pronouncements (continued)

participants. SFAS 157 requires that fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model. SFAS 157 also clarifies that an issuer’s credit standing should be considered when measuring liabilities at fair value. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157”, which delays the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). MBIA Corp. will adopt the provisions of SFAS 157, excluding nonfinancial assets and liabilities per FSP FAS 157-2, beginning January 1, 2008. MBIA Corp. believes that the transition adjustment to opening retained earnings will not have a material effect on its financial statements. MBIA Corp. is currently evaluating the prospective impact of SFAS 157 on its financial results and disclosures for the first quarter of 2008.

Note 4: Variable Interest Entities

MBIA Corp. provides credit enhancement services to global finance clients through the use of third-party special purpose vehicles (“SPVs”). Third-party SPVs are used in a variety of structures guaranteed by MBIA Corp. has determined that such SPVs fall within the definition of a VIE under FIN 46(R). MBIA Corp. must determine whether it has variable interests in these third-party VIEs and if so, whether those variable interests would cause MBIA Corp. to be the primary beneficiary and, therefore, consolidate such entities. Under FIN 46(R), MBIA Corp.’s guarantee of the assets or liabilities of a VIE constitute a variable interest and require MBIA Corp. to assess whether it is the primary beneficiary. Consolidation of such VIEs does not increase MBIA Corp.’s exposure above that already committed to in its insurance policies or insured credit derivatives. MBIA Corp. has consolidated two third-party VIEs as a result of guarantees provided by its insurance operations. Third-party VIEs’ assets and liabilities are primarily reported in “Investments held-to-maturity” and “Variable interest entity floating rate notes”, respectively, on the face of MBIA Corp.’s balance sheet. These assets and liabilities each totaled $1.4 billion at December 31, 2007 and $1.5 billion at December 31, 2006 and were consolidated in connection with two separate securitization vehicles collateralized with residential mortgages and life insurance policies. Revenues and expenses related to third-party VIEs are primarily recorded in “Net investment income” and “Interest expense”, respectively, on MBIA Corp.’s statements of operations and substantially net to zero. Third-party VIEs’ creditors do not have recourse to the general assets of MBIA Corp. outside of the financial guarantee policies provided to the VIEs.

MBIA Corp. consolidated two VIEs in the third quarter of 2004 and a third VIE in the fourth quarter of 2006 that were established in connection with the securitizations of Capital Asset tax liens and to which MBIA Corp. provided financial guarantees. In December 2006, MBIA Corp. sold its interest in all of these consolidated VIEs. MBIA Corp. held a variable interest in these entities, which resulted from its insurance policies, and had determined that it was the primary beneficiary under FIN 46(R).

Note 5: Derivative Instruments

MBIA Corp. enters into derivative transactions as an additional form of financial guarantee. MBIA Corp. accounts for derivative transactions in accordance with SFAS 133, as amended, which requires that all such transactions be recorded on MBIA Corp.’s balance sheet at fair value. The fair value of derivative instruments is determined as the amount that would be exchanged in a current transaction between willing parties. Changes in the fair value of derivatives are recorded each period in current earnings within “Net gains (losses) on financial instruments at fair value and foreign exchange.”

MBIA Corp. has entered into derivative transactions that it views as an extension of its core financial guarantee business but which do not qualify for the financial guarantee scope exception under SFAS 133 and, therefore, must be stated at fair value. MBIA Corp. has insured derivatives primarily consisting of structured pools of credit default swaps that MBIA Corp. intends to hold for the entire term of the contract. MBIA Corp. has also provided guarantees on the value of certain structured closed-end funds, which meet the definition of a derivative under SFAS 133. MBIA Corp. reduces risks embedded in its insured portfolio through the use of reinsurance and by entering into derivative transactions. This includes cessions of insured derivatives under reinsurance agreements and capital markets transactions in which MBIA Corp. economically hedges a portion of the credit and market risk associated with its insured credit derivative portfolio. Such arrangements are also accounted for as derivatives under SFAS 133 and recorded in MBIA Corp.’s financial statements at fair value. Premiums received on insured derivatives are recorded as part of premiums earned. Additionally, changes in fair values of derivative transactions are recorded in current earnings.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 5: Derivative Instruments (continued)

Derivative valuations:

MBIA Corp. regularly insures derivative instruments as part of its core financial guarantee business, which represent the majority of MBIA Corp.’s notional derivative exposure. In most cases these derivative instruments do not qualify for the financial guarantee scope exception under SFAS 133. In February 2008, MBIA Corp. has decided to no longer insure credit derivative instruments except in transactions related to the reduction of its existing insured derivative exposure. Prior to this decision, MBIA Corp. insured credit derivatives that referenced primarily structured pools of cash securities and credit default swaps (“CDS”). MBIA Corp. generally provided credit default swap protection on the most senior liabilities of structured finance transactions, and at inception of the contract its exposure generally has more subordination than needed to achieve triple-A ratings from credit rating agencies (referred to as “Super Triple-A” exposure). The collateral for the insured derivatives are cash securities and credit default swaps referencing primarily corporate, asset-backed, residential mortgage-backed, commercial mortgage-backed and collateralized debt obligation securities.

In determining fair value, MBIA Corp. uses various valuation approaches with priority given to observable market prices when they are available. Market prices are generally available for traded securities and market standard CDS but are less available or unavailable for highly-customized CDS. Most of the derivative contracts MBIA Corp. insures are structured credit derivative transactions that are not traded and do not have observable market prices. Typical market credit default swaps are standardized, liquid instruments that reference tradable securities such as corporate bonds that also have observable prices. These market standard CDS also involve collateral posting, and upon a default of the reference bond, can be settled in cash.

In contrast, MBIA Corp.’s insured CDS contracts do not contain the typical CDS market standard features as described above but have been customized to replicate its financial guarantee insurance policies. MBIA Corp.’s insured derivative instruments provide protection on a specified or managed pool of securities or CDS with a deductible or subordination level. MBIA Corp. is never required to post collateral, and upon default, payments are made on a “pay-as-you-go” basis after the subordination in a transaction is exhausted.

MBIA Corp.’s payment obligations after a default vary by deal and by insurance type. There are three primary types of policy payment requirements:

(i)	timely interest and ultimate principal;

(ii)	ultimate principal only at final maturity; and

(iii)	payments upon settlement of individual collateral losses as they occur upon erosion of deal deductibles.

MBIA Corp.’s insured credit derivative policies are structured to prevent large one-time claims upon an event of default and to allow for payments over time (i.e. “pay as you go” basis) or at final maturity. Also, each insured credit default swap MBIA Corp. enters into is governed by a single transaction International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreement relating only to that particular transaction insurance policy. There is no requirement for mark-to-market termination payments, under most monoline standard termination provisions, upon the early termination of the insured credit default swap. However, some contracts have mark-to-market termination payments for termination events within MBIA Corp.’s control. An additional difference between MBIA Corp.’s CDS and the typical market standard CDS is that there is no acceleration of the payment to be made under MBIA Corp’s insured credit default swap contract unless MBIA Corp. elects to accelerate at its option. Furthermore, by law, these contracts are unconditional and irrevocable, and cannot be transferred to most other capital market participants as they are not licensed to write insurance contracts. Through reinsurance, the risk of loss (but not counterparty risk) on these contracts can be transferred to other financial guarantee insurance and reinsurance companies.

Historically, there has not been a market for the transfer of such highly structured insured credit derivative contracts, in part because of the contractual differences noted above. As a result, MBIA Corp. believes there are no relevant third party “exit value” market observations for these contracts. If MBIA Corp. were to affect a transfer of these contracts, MBIA Corp. believes the most likely counterparties would be other financial guarantee insurers and reinsurers. In the absence of an actual financial market, MBIA Corp. values these insured credit derivatives at the estimated amount that financial guaranty insurers with comparable credit ratings as MBIA Corp. would require to assume these contracts. Since there are no active market transactions in MBIA Corp.’s exposures, MBIA Corp. generally uses vendor-developed and proprietary models, depending on the type and structure of the contract, to estimate the fair value of MBIA Corp.’s derivative contracts. In limited instances, MBIA Corp. does execute transactions with reinsurers that reduces its exposure to insured credit derivatives. In those instances, MBIA Corp. considers the transactions to be good indicators of fair value when the transaction is negotiated independently of other transactions and when it is executed at or near the measurement date. In such cases, the premiums MBIA Corp. pays to the reinsurers are used to fair value the derivative contract, after adjusting for reinsurance contract terms that differ from MBIA Corp.’s underlying insured credit derivative.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 5: Derivative Instruments (continued)

As a result of MBIA Corp.’s decision to not insure credit derivative instruments subsequent to December 31, 2007, and the potential that other market participants stop insuring credit derivative contracts, coupled with the lack of exchange transactions in the current market place, it may become more difficult to obtain observable market inputs for MBIA Corp.’s valuations in the future. As a result, the assumptions about market participants or their assumptions that are used in estimating fair value may change in the future. MBIA Corp. will continually monitor these developments as conditions warrant.

MBIA Corp.’s insured CDS valuation model simulates what a bond insurer would charge to guarantee the transactions on the measurement date, based on the market-implied default risk of the underlying collateral and the subordination. Implicit in this approach is the notion that bond insurers would be willing to accept these contracts from MBIA Corp. at a price equal to what they could issue them for in the current market. The majority of MBIA Corp.’s transactions are valued using a probabilistic approach to price the risk associated with the exposure on the credit derivative contract. MBIA Corp. applies a Binomial Expansion Technique (“BET”) based model to the transaction structures to derive a probabilistic measure of expected loss for its exposure using market pricing on the underlying collateral within the transaction. At any point in time, the mark-to-market gain or loss on a transaction is the difference between the original price of risk (the original market-implied expected loss) and the current price of the risk.

The BET was developed and published by Moody’s and provides an alternative to simulation models in estimating a probability distribution of losses on a diverse pool of assets. The model that MBIA Corp. uses has been modified from the Moody’s version as described below. The distribution of expected losses can then be applied to a specific transaction structure in order to size the expected losses of different risk exposure tranches within a structured transaction. MBIA Corp. uses the BET model, together with market price for the underlying collateral to estimate fair value of its insured derivatives.

This approach is used to value almost all of the credit default swaps on tranched portfolios of credits (“portfolio CDS”) or on senior tranches of collateralized debt obligations (“CDOs”) of the insured portfolio. There are various inputs and assumptions that are key within this approach and these are listed below.

Assumptions

The key assumptions of the BET model include:

■	Collateral default probabilities are determined by market spreads
■	Collateral in the portfolio is generally considered on an average basis instead of modeling each piece of collateral separately
■	Correlation is modeled using a diversity score, which is calculated based on rules regarding industry or sector concentrations
■	Defaults are modeled such that they are spaced evenly over time
■	Recovery rates are based on historical averages

The main modifications MBIA Corp. has made to the BET model developed by Moody’s are a) the use market credit spreads to determine default probability instead of using historical loss experience, and b) for collateral pools where the spread distribution is characterized by extremes each segment of the pool is modeled individually instead of using an overall pool average.

Inputs

The specific model inputs are listed below, including how market credit spreads are derived on the underlying transaction collateral, how MBIA Corp. determines credit quality (using a Weighted Average Rating Factor (“WARF”)), correlation/diversity estimation, and recovery rates.

■	Credit spreads – These are obtained from market data sources published by third parties (e.g. CMBX index spreads, dealer spread tables for the collateral similar to assets within MBIA Corp.’s transactions) as well as collateral-specific spreads provided by trustees or obtained from market sources. If observable market credit spreads are not available for the underlying reference obligations, then a market spread is used that most closely resembles the underlying reference obligations, considering asset class, credit quality rating and maturity of the underlying reference obligations. This data is obtained from recognized sources and is reviewed on an ongoing basis for reasonableness and applicability to MBIA Corp.’s derivative portfolio.

The following spread hierarchy is used to determine which source of spread to use, with the rule being to use CDS spreads where available. If not available, then cash security spreads are used.

1.	Actual collateral specific credit spreads (if up-to-date and reliable market based spreads are available, they are used)
2.	Sector specific spreads (such as CMBX index spreads or dealer provided spread tables by asset class and rating)
3.	Corporate spreads (corporate spread table based on rating)
4.	Benchmark from most relevant spread source (if no specific spreads are available and corporate spreads are not directly relevant, an assumed relationship will be used between corporate spreads or sector specific spreads and collateral spreads)

For example, if current market based spreads are not available then MBIA Corp. utilizes a generic spread from a published source like CMBX or a corporate cash spread table or a dealer published asset backed spread table. The generic spread utilized is based on the nature of the underlying collateral in the deal. Deals with corporate collateral use the corporate spread table. Deals with asset backed collateral use one or more of the dealer asset backed tables as discussed below. If there are no observable market spreads for the specific collateral, and sector-specific and corporate spread tables are not appropriate to estimate the spread of a given type of collateral, MBIA Corp. uses the fourth alternative in its hierarchy. An example is tranched corporate collateral. In that case MBIA Corp. uses corporate spreads as an input and estimates the spread on the tranched position based on an assumed relationship to take account of the tranched structure. In each case the priority is to use information for CDS spreads if available, and cash spreads as a second priority.

Over time the data inputs can change as new sources become available or existing sources are discontinued or are no longer considered to be the most appropriate. It is the objective of MBIA Corp. to move to higher levels on the hierarchy whenever possible, but it is sometimes necessary to move to lower priority inputs because of discontinued data sources or assessments that the higher priority inputs are no longer considered to be representative of market spreads for a given type of collateral. This can happen, for example, if transaction volume falls so a previously used spread index is no longer viewed as being reflective of current market levels.

The process is a monthly update for the percentage of each type of collateral in each deal based on the most up-to-date reporting received from the respective trustees. Using the most recent monthly applicable market spread data based on the hierarchy above, a weighted average spread is calculated to be used in the valuation process: (i.e., the spread for each component of collateral is weighted by its percentage of total collateral to calculate the weighted average spread).

If collateral-specific spreads are not available, the WARF is used to determine the credit rating which is used to determine the appropriate spread. This is a 10,000 point scale designed by Moody’s where lower numbers indicate better ratings. Because the difference in default probability between AA1 and AA2 is much less than between B1 and B2, the ratings are not spaced equally on this scale. The WARF is obtained from the most recent trustee’s report or calculated by MBIA Corp. based on the credit ratings of the collateral in the transaction. In determining WARF, Moody’s ratings are used for collateral if they are available, and if not, then S&P and then Fitch ratings are used.

■	Diversity Scores – The diversity of industry or asset class is calculated internally, if not reported by the trustee on a regular basis. A lower diversity score will negatively impact the valuation of the senior tranche since a low diversity score represents higher assumed correlation, increasing the chances of a large number of defaults, and thereby increasing the risk of loss in the senior tranche.

■	Recovery Rate – Represents the percentage of par to be recovered from asset defaults. MBIA Corp.’s recovery rate assumptions are based on historical averages. MBIA Corp. uses rating agency data and adjusts the reported recovery rates to take account of specific collateral in the insured derivative.

The aggregate market value of the entire collateral pool is specified by market spreads. The BET model uses market inputs (collateral spreads, diversity score and recovery rates) along with the transaction structure and subordination level to allocate value between the different tranches of the transaction. There can often be several tranches, including multiple subordinated tranches, and the BET can allocate values to each tranche. MBIA Corp. only uses the value ascribed to the most senior tranche that it insures. The level of subordination below MBIA Corp.’s exposure or credit tranche is a very significant factor that affects the estimated fair values of its exposure as subordination below MBIA Corp.’s exposure absorbs all losses in the transaction’s underlying portfolio before any claim is made on MBIA Corp.’s insurance policy. Most of MBIA Corp.’s insured structured credit derivatives have subordination at inception of the transaction that is in excess of that required for the most senior triple-A rating within a transaction.

In the fourth quarter of 2007, MBIA Corp. refined its approach to take account of trustee provided asset backed spreads that had widened to extremely high levels. In these limited situations, instead of using market spreads, MBIA Corp. assumed that all such collateral defaulted.

The following table presents the net par outstanding as of December 31, 2007 and the related income statement net gain or loss for the year ended December 31, 2007 by fair value technique of all insured credit derivatives within the insurance portfolio.

In millions	% of Net Par Outstanding	Net Par Outstanding	Net Loss
Binomial expansion valuation model	95.5%	$132,722	$(3,556)
Specific dealer quotes	0.6	845	(67)
Other	3.9	5,374	(105)

Total	100.0%	$138,941	$(3,728)

The notional values of the derivative instruments for the years ended December 31, 2007 and 2006 are as follows:

	December 31
In millions	2007	2006
Credit default swaps	$200,402	$139,650
Principal protection guarantees	2,276	1,777
Total return swaps	371	386
Credit linked notes	2	2
Interest rate caps/floors	105	108
All other	—	206

Total	$203,156	$142,129

As of December 31, 2007 and 2006, MBIA Corp. held derivative assets of $830.4 million and $29.5 million, respectively, and derivative liabilities of $4,461.2 million and $26.0 million, respectively, which are shown separately on the consolidated balance sheet. The net change in derivative assets and derivative liabilities was primarily due to the $3,728.3 million loss on insured credit derivatives.

The impact on earnings of all derivative transactions was an after-tax decrease in net income of $2,347.9 million for 2007. The impact on earnings of all derivative transactions for 2006 and 2005 was an after-tax increase in net income of $49.3 million and $43.5 million, respectively. The income statement impact of derivative activity is broken down into revenues, net gains (losses) on financial instruments at fair value. Interest and fee expense on derivatives are recorded within revenues and expenses. The change in fair value of derivatives is recorded within net gains (losses) on derivative instruments.

The following table displays the impact described above on the 2007, 2006 and 2005 income statements for all derivative transactions related to MBIA Corp:

	Years ended December 31
In millions	2007	2006	2005
Revenues (1)	$116.2	$80.8	$73.2
Net gains losses on financial instruments at fair value and foreign exchange:
Credit derivatives	(3,728.3)	(5.0)	(6.3)

Total revenues	(3,612.1)	75.8	66.9

Income (loss) before income taxes	(3,612.1)	75.8	66.9
Tax (provision) benefit	1,264.2	(26.5)	(23.4)

Net income (loss)	$(2,347.9)	$49.3	$43.5

(1)	Includes premiums earned and fees.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements

Note 6: Statutory Accounting Practices

The financial statements have been prepared on a GAAP basis, which differs in certain respects from the statutory accounting practices prescribed or permitted by the insurance regulatory authorities. Statutory accounting practices differ from GAAP in the following respects:

•

upfront premiums are earned on a basis proportionate to the scheduled periodic maturity of principal and payment of interest (“debt service”) to the original total principal and interest insured as opposed to earning in proportion to the expiration of the principal balance;

•	acquisition costs are charged to operations as incurred rather than deferred and amortized as the related premiums are earned;

•	fixed-maturity investments are generally reported at amortized cost rather than fair value;

•	a contingency reserve is computed on the basis of statutory requirements, and is not permitted under GAAP;

•

reserves for losses and LAE are established at present value for specific insured issues that are identified as currently or likely to be in default. Under GAAP, reserves are established based on MBIA Corp.’s reasonable estimate of the identified and unallocated losses and LAE on the insured obligations it has written. Additionally, under GAAP, estimates for credit impairment on its insured credit derivatives portfolio are recorded as a derivative liability;

•

changes in net deferred income taxes are recognized as a separate component of gains and losses in surplus. Under GAAP, changes in MBIA Corp.’s net deferred income tax balances are recognized in net income;

•

the Internal Revenue Service permits financial guarantee insurance companies a deduction for increases to the statutory contingency reserve resulting in the purchase of tax and loss bonds equal to the tax benefit derived. Tax and loss bonds purchased are recorded as admitted assets and credited to surplus;

•

the acquisitions of MBIA Corp. and MBIA Illinois were recorded at statutory book value. Therefore, no goodwill was recorded. Under GAAP, goodwill represents the excess of the cost of acquisitions over the fair value of the net assets acquired;

•	guarantees of derivatives are not recorded at fair value, while under GAAP, guarantees that do not qualify for the financial guarantee scope exception under SFAS 133 are recorded at fair value;

•	certain assets designated as “non-admitted assets” are charged directly against surplus but are reflected as assets under GAAP;

•	salvage and subrogation receivables are netted against loss and LAE reserves. Under GAAP, these receivables are reported as assets; and

•	VIE’s are not consolidated by the primary beneficiary under statutory requirements.

Consolidated net income of MBIA Corp. determined in accordance with statutory accounting practices for the years ended December 31, 2007, 2006 and 2005 was $171.3 million, $668.6 million and $633.0 million, respectively. Consolidated statutory surplus of MBIA Corp. determined in accordance with statutory accounting practices for the years ended December 31, 2007 and December 31, 2006 was $3.7 billion and $4.1 billion, respectively.

The following is a reconciliation of the consolidated shareholders’ equity of MBIA Corp. presented on a GAAP basis to the statutory capital and surplus for of MBIA Corp. and its subsidiaries:

	As of December 31
In thousands	2007	2006
MBIA Corp.’s GAAP shareholder’s equity	$4,543,457	$7,058,392
Premium revenue recognition	(731,866)	(740,749)
Deferral of acquisition costs	(472,516)	(449,556)
Investments, including unrealized gains / losses	(488,193)	(434,711)
Contingency reserve	(2,718,916)	(2,478,064)
Loss reserves, including unallocated	234,099	213,319
Deferred income tax liabilities, net	(793,026)	427,071
Tax and loss bonds	615,301	577,193
Goodwill	(76,938)	(76,938)
Derivative assets and liabilities	3,629,468	(3,766)
Non-admitted assets and other items	(77,818)	(11,559)

Statutory capital and surplus	$3,663,052	$4,080,632

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 6: Statutory Accounting Practices (continued)

The New York State Insurance Department (“NYSID”) recognizes only statutory accounting practices prescribed or permitted by the State of New York. In addition, the NYSID has adopted the National Association of Insurance Commissioners (“NAIC”) Accounting Practices and Procedures Manual as a component of its prescribed or permitted practices.

The NYSID does not allow goodwill to be an admitted asset, while the NAIC requires goodwill recognition. At December 31, 2007 and 2006, MBIA Corp. reduced admitted assets by $76.9 million related to goodwill. The NYSID prescribes discounting of case basis loss reserves. Incurred losses and LAE include amounts discounted at 5.06% and 5.10% for 2007 and 2006, respectively. The discount for 2007 was $72.9 million and for 2006 was $21.3 million. NYSID prescribed procedure enables MBIA Corp. to account for Channel Reinsurance Ltd. (“Channel Re”), a triple-A rated financial guarantee reinsurance company in which MBIA Corp. holds a 17.4% ownership interest, as other investments rather than as an affiliate. The NYSID prescribed the treatment of estimated lease receipts related to an MBIA Corp. paid loss as a non-admitted asset, while the NAIC would require these anticipated receipts to offset loss reserves. As of December 31, 2007 and 2006, MBIA Corp. reduced admitted assets by $10.8 million and $19.6 million, respectively, related to these estimated lease receipts.

Note 7: Premiums Earned from Refunded, Called and Terminated Insured Obligations

When an MBIA Corp.-insured obligation is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time since there is no longer risk to MBIA Corp. Additionally, MBIA Corp. may receive premiums upon the early termination of installment-based policies, which are earned when received. Premiums earned, after reinsurance, include $120.8 million, $161.5 million and $140.5 million for 2007, 2006 and 2005, respectively, related to refunded, called and terminated MBIA Corp.-insured obligations.

Note 8: Investments

MBIA Corp.’s investment objective is to optimize long-term, after-tax returns while emphasizing the preservation of capital by maintaining high quality investments with adequate liquidity. MBIA Corp.’s investment policies limit the amount of credit exposure to any one issuer. The fixed-maturity portfolio consists of high quality (average rating double-A) taxable and tax-exempt investments of diversified maturities. Other investments is primarily comprised of an equity investment.

The following tables present the amortized cost and fair value of the available-for-sale fixed-maturity and short-term investments included in the consolidated investment portfolio of MBIA Corp. as of December 31, 2007 and 2006:

In thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2007
Fixed-maturity investments:
Taxable bonds:
United States Treasury and government agency	$355,688	$8,617	$(648)	$363,657
Foreign governments	736,168	13,717	(2,742)	747,143
Corporate obligations	1,737,294	75,753	(6,067)	1,806,980
Mortgage-backed	1,258,285	12,645	(9,816)	1,261,114
Asset-backed	150,888	9,907	(166)	160,629

Total	4,238,323	120,639	(19,439)	4,339,523
Tax-exempt bonds:
State and municipal obligations	5,805,102	151,520	(8,829)	5,947,793

Total fixed-maturity investments	10,043,425	272,159	(28,268)	10,287,316

Other investments	25,264	—	—	25,264

Total available-for-sale investments	$10,068,689	$272,159	$(28,268)	$10,312,580

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 8: Investments (continued)

In thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2006
Fixed-maturity investments:
Taxable bonds:
United States Treasury and government agency	$367,144	$1,632	$(3,434)	$365,342
Foreign governments	590,356	14,185	(5,490)	599,051
Corporate	1,903,456	56,751	(6,182)	1,954,025
Mortgage-backed	1,389,947	8,014	(19,583)	1,378,378
Asset-backed	239,748	5,867	(419)	245,196

Total	4,490,651	86,449	(35,108)	4,541,992
Tax-exempt bonds:
State and municipal obligations	5,276,662	191,989	(1,858)	5,466,793

Total fixed-maturity investments	9,767,313	278,438	(36,966)	10,008,785
Other investments	—	—	—	—

Total available-for-sale investments	$9,767,313	$278,438	$(36,966)	$10,008,785

Fixed-maturity investments carried at fair value of $13.2 million and $13.0 million as of December 31, 2007 and 2006, respectively, were on deposit with various regulatory authorities to comply with insurance laws.

The following table presents the distribution by contractual maturity of the available-for-sale fixed-maturity and short-term investments at amortized cost and fair value at December 31, 2007. Contractual maturity may differ from expected maturity because borrowers may have the right to call or prepay obligations.

In thousands	Amortized Cost	Fair Value
Due in one year or less	$751,335	$751,335
Due after one year through five years	1,406,463	1,467,727
Due after five years through ten years	2,122,271	2,193,442
Due after ten years through fifteen years	1,465,974	1,516,076
Due after fifteen years	2,888,208	2,936,993
Mortgage-backed	1,258,286	1,261,114
Asset-backed	150,888	160,629

Total fixed-maturity and short-term investments	$10,043,425	$10,287,316

Investments that are held-to-maturity are reported on MBIA Corp.’s balance sheet at amortized cost. These investments primarily relate to MBIA Corp.’s consolidated VIEs which consist of floating rate securities. As of December 31, 2007, the amortized cost and fair value of held-to-maturity investments totaled $1.3 billion and as of December 31, 2006, the amortized cost and fair value of held-to-maturity investments totaled $1.4 billion. As of December 31, 2007 and 2006, there were no unrecognized gross gains or unrecognized gross losses on these investments as amortized cost was equal to fair value. The following table presents the distribution of held-to-maturity investments by contractual maturity at amortized cost at December 31, 2007.

In thousands	Amortized Cost
Due in one year or less	$708
Due after one year through five years	2,322
Due after five years through ten years	1,084
Due after ten years through fifteen years	—
Due after fifteen years	1,100,000
Mortgage-backed	227,892

Total held-to-maturity investments	$1,332,006

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 8: Investments (continued)

Included in the preceding tables are investments that have been insured by MBIA Corp. (“MBIA Insured Investments”). These investments are rated triple-A by nationally recognized rating agencies as a result of MBIA Corp.’s financial guarantee. At December 31, 2007, MBIA Insured Investments at fair value represented $678 million or 6% of the total portfolio. Without giving effect to the MBIA guarantee of the MBIA Insured Investments, the underlying ratings (those given to an investment without the benefit of MBIA Corp.’s guarantee) of the MBIA insured investments as of December 31, 2007 are reflected in the following table. Amounts represent the fair value of such investments including the benefit of the MBIA Corp. guarantee. The ratings in the table below are the lower underlying rating assigned by S&P or Moody’s when an underlying rating exists from either rating service, or when an external underlying rating is not available, the underlying rating is based on MBIA Corp.’s best estimate of the rating of such investment.

Underlying Ratings Scale In thousands	Fair Value
Aaa	$219,817
Aa	57,221
A	159,773
Baa	140,014
Below Investment Grade	101,380

Total	$678,205

The following table presents the gross unrealized losses included in accumulated other comprehensive income as of December 31, 2007 and 2006 related to available-for-sale fixed-maturity and other investments. The table segregates investments that have been in a continuous unrealized loss position for less than 12 months from those that have been in a continuous unrealized loss position for 12 months or longer.

	As of December 31, 2007
	Less than 12 Months		12 Months or Longer		Total
In thousands	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities
United States Treasury and government agency	$—	$—	$47,434	$(648)	$47,434	$(648)
Foreign governments	66,516	(914)	108,459	(1,828)	174,975	(2,742)
Corporate	104,550	(1,844)	123,943	(4,223)	228,493	(6,067)
Mortgage-backed	19,710	(447)	583,067	(9,369)	602,777	(9,816)
Asset-backed	11,336	(41)	17,088	(125)	28,424	(166)

Total	202,112	(3,246)	879,991	(16,193)	1,082,103	(19,439)
State and municipal obligations	681,080	(7,114)	83,270	(1,715)	764,350	(8,829)

Total debt securities	883,192	(10,360)	963,261	(17,908)	1,846,453	(28,268)
Other investments	—	—	—	—	—	—

Total	$883,192	$(10,360)	$963,261	$(17,908)	$1,846,453	$(28,268)

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 8: Investments (continued)

	As of December 31, 2006
	Less than 12 Months		12 Months or Longer		Total
In thousands	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities
United States Treasury and government agency	$87,069	$(631)	$123,849	$(2,803)	$210,918	$(3,434)
Foreign governments	303,376	(4,442)	52,075	(1,048)	355,451	(5,490)
Corporate	97,538	(1,683)	178,283	(4,499)	275,821	(6,182)
Mortgage-backed	90,287	(271)	729,429	(19,312)	819,716	(19,583)
Asset-backed	12,865	(51)	18,945	(368)	31,810	(419)

Total	591,135	(7,078)	1,102,581	(28,030)	1,693,716	(35,108)
State and municipal obligations	161,857	(558)	178,844	(1,300)	340,701	(1,858)

Total debt securities	752,992	(7,636)	1,281,425	(29,330)	2,034,417	(36,966)
Other investments	—	—	—	—	—	—

Total	$752,992	$(7,636)	$1,281,425	$(29,330)	$2,034,417	$(36,966)

As of December 31, 2007 and 2006, MBIA Corp.’s available-for-sale fixed-maturity and other investment portfolios’ gross unrealized losses totaled $28.3 million and $37.0 million, respectively. The weighted-average contractual maturity of securities in an unrealized loss position as of December 31, 2007 and 2006 was 20 years and 15 years, respectively. As of December 31, 2007, there were 180 securities that were in an unrealized loss position for a continuous twelve-month period or longer with aggregate unrealized losses of $17.9 million. Of the 180 securities, 4 securities had unrealized losses in which its book value exceeded market value by more than 5%. As of December 31, 2006, there were 208 securities that were in an unrealized loss position for a continuous twelve-month period or longer with aggregate unrealized losses of $29.3 million. Only one of the 208 securities had unrealized losses in which book value exceeded market value by more than 5%.

MBIA Corp. has evaluated whether the unrealized losses in its investment portfolios were other than temporary considering the circumstances that gave rise to the unrealized losses, along with MBIA Corp.’s ability and intent to hold these securities to maturity or until such time as to recover an amount equal to their amortized cost. MBIA Corp. determined that the unrealized losses were temporary in nature because our impairment analysis did not indicate that we would be unable to recover the amortized cost of impaired assets. Additionally, the Company has both the ability and intent to hold these securities until their fair value recovers to an amount at least equal to amortized cost or to maturity. On a quarterly basis, MBIA Corp. will reevaluate the unrealized losses in its investment portfolios an determine whether an impairment loss should be realized in current net income. See “Note 9: Investment Income and Gains and Losses” for information on realized losses due to other-than-temporary impairments.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements

Note 9: Investment Income and Gains and Losses

The following table includes MBIA Corp.’s net investment income for the years ended 2007, 2006 and 2005.

	Years ended December 31
In thousands	2007	2006	2005
Fixed-maturity	$471,659	$472,453	$414,840
Held-to-maturity	76,229	60,472	26,544
Short-term investments	29,828	49,781	44,095
Other investments	5,755	5,578	16,257

Gross investment income	583,471	588,284	501,736
Investment expenses	12,264	12,421	12,166

Net investment income	571,207	575,863	489,570
Net realized gains (losses):
Fixed-maturity
Gains	60,300	26,763	25,100
Losses	(11,195)	(19,353)	(10,813)

Net	49,105	7,410	14,287
Other investments
Gains	1,206	24,762	12,108
Losses	(468)	(1,570)	(8,806)

Net	738	23,192	3,302

Other
Gains	4,604	1,479	1,333
Losses	(1,906)	(27,351)	(22,578)

Net	2,698	(25,872)	(21,245)

Total net realized gains (losses)	52,541	4,730	(3,656)

Total investment income	$623,748	$580,593	$485,914

Net realized gains (losses) from fixed-maturity investment security sales are generated as a result of the ongoing management of all of MBIA Corp.’s investment portfolios; the 2007 net realized gain of $49 million includes a realized gain of $36 million in connection with the disposition of the Delta and Northwest Airlines Enhanced Equipment Trust Certificates that were obtained in remediations. Other investment net realized gains in 2006 of $23 million were due to the sale of a common stock investment in RAM Holdings Inc., the holding company of RAM Reinsurance Company, Ltd., which generated a realized gain of $11 million. Additionally, other investment net realized gains include a net $8 million gain related to the sale of perpetual securities. Other net realized losses in 2006 of $26 million include a $25 million write-down of a salvage receivable. Other investment net realized gains in 2005 of $3 million were primarily due to the sale of perpetual securities of $8 million offset by a net $5 million other-than-temporary impairment of an investment. Other net realized losses in 2005 of $21 million include a $16 million impairment loss on receivables MBIA Corp. held through salvage and subrogation rights it obtained as a result of claim payments it previously made on insured credits. Additionally, in 2005 MBIA Corp. recognized realized losses of $3 million due to other-than-temporary impairments of taxable fixed-maturity investments.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 9: Investment Income and Gains and Losses (continued)

Net unrealized gains (losses), including related deferred income taxes, reported in accumulated other comprehensive income (loss) within shareholder’s equity consist of:

	As of December 31
In thousands	2007	2006
Fixed-maturity:
Gains	$272,159	$278,438
Losses	(28,268)	(36,966)

Net	243,891	241,472
Foreign exchange	9,568	9,413

Total	253,459	250,885
Deferred income tax provision	91,441	90,573

Unrealized gains, net	$162,018	$160,312

The change in net unrealized gains consists of:

	Years ended December 31
In thousands	2007	2006	2005
Fixed-maturity	$1,935	$(39,512)	$(190,439)
Other investments	638	(26,421)	(28,354)

Total	2,573	(65,933)	(218,793)
Deferred income tax charged (credited)	868	(27,639)	(67,746)

Change in unrealized gains, net	$1,705	$(38,294)	$(151,047)

Note 10: Income Taxes

Income tax expense (benefit) on income (loss) and shareholder’s equity for the years ended December 31, 2007, 2006 and 2005 were as follows:

	Years ended December 31
In thousands	2007	2006	2005
Current taxes:
Federal	$(7,115)	$268,391	$212,813
Foreign	31,590	60,286	15,465
Deferred taxes:
Federal	(1,263,931)	(2,134)	50,596
Foreign	5,627	(35,893)	6,242

Provision for income tax expense (benefit) from continuing operations	(1,233,829)	290,650	285,116

Taxes on income/(loss) from discontinued operations	—	829	(1,179)
Taxes on gain from sale of discontinued operations	—	454	—

Total income tax expense (benefit) charged to income (loss)	(1,233,829)	291,933	283,937
Income taxes charged (credited) to shareholder’s equity:
Unrealized (losses) gains on investment securities	868	(27,639)	(67,746)
Change in foreign currency translation	2,503	2,316	155
Exercise of stock options, vested restricted stock and other	(7,062)	(3,594)	(1,489)

Total income taxes charged (credited) to shareholder’s equity	(3,691)	(28,917)	(69,080)

Total effect of income taxes	$(1,237,520)	$263,016	$214,857

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 10: Income Taxes (continued)

The provision for income tax expense (benefit) gives effect to permanent differences between financial and taxable income. Accordingly, MBIA Corp.’s effective income tax rate differs from the statutory rate due to the tax effect of the following permanent differences:

	Years ended December 31
	2007	2006	2005
Income tax expense (benefit) computed on pre-tax financial income (loss) at statutory rates	(35.0)%	35.0%	35.0%
Reduction in taxes resulting from:
Tax-exempt interest	(2.3)	(7.1)	(6.9)
Other	(0.2)	(1.2)	(1.2)

Provision for income tax (benefit) expense	(37.5)%	26.7%	26.9%

MBIA Corp. recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on tax assets and liabilities is recognized in income in the period that includes the enactment date.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2007 and 2006 are presented in the following table:

In thousands	2007	2006
Deferred tax assets:
Tax and loss bonds	$556,652	$575,443
Loss and loss adjustment expense reserves	79,442	72,668
Compensation and employee benefits	38,529	54,727
Alternative minimum tax credit carry forward	28,859	—
Net mark-to-market loss on financial instruments at fair value and foreign exchange	1,209,860	—
Other	7,435	4,676

Total gross deferred tax assets	1,920,777	707,514

Deferred tax liabilities:
Contingency reserve	646,084	683,769
Deferred premium revenue	161,289	154,560
Deferred acquisition costs	165,389	157,344
Net mark-to market gain on financial instruments at fair value and foreign exchange	—	1,293
Net unrealized gain on investments and currency translation	98,619	101,216
Investments	(1,146)	13,197

Total gross deferred tax liabilities	1,070,235	1,111,379

Net deferred tax (asset)/liability	$(850,542)	$403,865

MBIA Corp. believes that its deferred tax assets will be fully recognized in future periods and, therefore, has not established a valuation allowance with respect to such assets.

As it is MBIA Corp.’s practice and intent to permanently reinvest the earnings of MBIA Assurance and MBIA UK in such entities, no U.S. deferred income taxes have been provided with respect to the undistributed earnings of these entities. The cumulative amounts of such untaxed earnings were $243.9 million, $189.2 million and $144.4 million at December 31, 2007, 2006 and 2005, respectively.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 10: Income Taxes (continued)

The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company’s financial statements. Prior to the adoption of FIN 48, the Company classified interest and/or penalties related to income taxes as a component of income from continuing operations. In connection with the adoption of FIN 48, the Company has elected to classify interest and penalties as components of income taxes. The total amount accrued for interest and penalties was $4.2 million at the date of adoption, and the interest and penalties recognized during 2007 was not material.

In thousands	As of December 31 2007
Unrecognized tax positions at date of adoption, January 1, 2007	$28,801
The gross amount of the increases/(decreases) in unrecognized tax benefits as a result of tax positions taken:
During a prior period	1,248
During the current period	8,284
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	—
The reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitation	—

Unrecognized tax positions as of December 31, 2007	$38,333

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was approximately $3.8 million as of December 31, 2007.

Included in the unrecognized tax benefits balance at December 31, 2007 are $34.5 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

MBIA’s major tax jurisdictions include the U.S., the U.K. and France. MBIA and its U.S. subsidiaries file a U.S. consolidated federal income tax return. U.S. federal income tax returns have been examined through 2005 by the Internal Revenue Service. The U.K. tax matters have been substantially concluded through 2004 with the exception of MBIA UK, which is expected to be concluded in the first quarter of 2008. The French tax authority has concluded the examination through 2003 with the issue on the recognition of premium income for tax purposes pending resolution.

In April 2005, the French tax authority commenced an examination of the Company’s French tax return for 2002 and 2003. Upon completion of the audit, the Company received a notice of assessment in which the French tax authority has accelerated the way in which the Company recognizes earned premium for tax purposes, contrary to the French statutory method. The Company has protested and has filed for an appeal with respect to the assessment and the Company’s position is currently under review. Due to the uncertainty surrounding the outcome of the examination, the Company accrued the potential tax liability relating to the French tax audit for all open tax years through 2007 prior to the adoption of FIN 48. The total amount accrued with respect to the uncertain tax position is approximately $34.5 million and the related interest and penalties is approximately $4.2 million. It is reasonably possible that the French tax authority will rule in the Company’s favor within the next 12 months at which time the entire amount accrued, including the interest and penalties, will be reversed.

Note 11: Insurance Regulations and Dividends

MBIA Corp. is subject to insurance regulations and supervision of the State of New York (its state of incorporation) and all U.S. and non-U.S. jurisdictions in which it is licensed to conduct insurance business. The extent of insurance regulation and supervision varies by jurisdiction, but New York and most other jurisdictions have laws and regulations prescribing minimum standards of solvency and business conduct, which must be maintained by insurance companies. Among other things, these laws prescribe permitted classes and concentrations of investments and limit both the aggregate and individual securities risks that MBIA Corp. may insure on a net basis based on the type of obligations insured. In addition, some insurance laws and regulations require the approval or filing of policy forms and rates. MBIA Corp. is required to file detailed annual financial statements with the NYSID and similar supervisory agencies in other jurisdictions in which it is licensed. The operations and accounts of MBIA Corp. are subject to examination by regulatory agencies at regular intervals.

New York State insurance law regulates the payment of dividends by financial guarantee insurance companies and provides that such companies may not declare or distribute dividends except out of statutory earned surplus. Under New York State insurance law, the

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 11: Insurance Regulations and Dividends (continued)

sum of (i) the amount of dividends declared or distributed during the preceding 12-month period and (ii) the dividend to be declared may not exceed the lesser of (a) 10% of policyholders’ surplus, as shown by the most recent statutory financial statement on file with the NYSID, or (b) 100% of adjusted net investment income for such 12-month period (the net investment income for such 12-month period plus the excess, if any, of net investment income over dividends declared or distributed during the two-year period preceding such 12-month period), unless the Superintendent of the NYSID approves a greater dividend distribution based upon a finding that the insurer will retain sufficient surplus to support its obligations and writings.

In April of 2007, MBIA Corp. received approval from the NYSID and paid a dividend of $500 million to MBIA Inc. In 2006, MBIA Corp. declared and paid dividends of $339 million to MBIA Inc. without the need for special approval by the NYSID. Additionally, in the fourth quarter of 2006, MBIA Corp. received approval from the NYSID to pay a total dividend of $500 million, which MBIA Corp. declared and paid to MBIA Inc. in December 2006.

CMAC declared and paid dividends of $3 million to MBIA Corp. in the second quarter of 2007. In 2006, CMAC did not declare or pay any dividends. CMAC had regular dividend capacity of $1.3 million and $3.7 million as of December 31, 2007 and December 31, 2006, respectively.

Under Illinois Insurance Law, MBIA Illinois may pay a dividend from unassigned surplus. Dividends in any 12-month period may not exceed the greater of 10% of policyholders’ surplus at the end of the preceding calendar year or the net income of the preceding calendar year without the approval of the Illinois State Insurance Department. In accordance with such restrictions on the amount of dividends that can be paid in any 12-month period, MBIA Illinois had regular dividend capacity of $29.1 thousand and $17.6 million as of December 31, 2007 and December 31, 2006, respectively. MBIA Illinois declared and paid dividends of $18 million to MBIA Corp. in the second quarter of 2007. In 2006, MBIA Illinois did not declare or pay any dividends.

The NYSID and certain other statutory insurance regulatory authorities in and outside the U.S. have various requirements relating to the maintenance of certain minimum ratios of statutory capital and reserves to net insurance in force. MBIA Corp. and its subsidiaries were in compliance with these requirements as of December 31, 2007 and 2006.

Note 12: Short-Term Debt and Other Borrowing Arrangements

MBIA Corp.’s short-term debt consists of floating rate certificates issued as part of Tender Option Bond (“TOB”) trades. A TOB trade is a repackaging of municipal bonds, effectively providing MBIA Corp. with leveraged securitized financing of long-term bonds at short-term tax-exempt rates. At December 31, 2007 and 2006, floating rate certificates related to the TOB trades included in short-term debt totaled $13.4 million and $40.9 million, respectively. The aggregate weighted average interest rate as of December 31, 2007 and 2006 was 3.52% and 3.94%, respectively. Assets supporting these certificates are included in MBIA Corp.’s available-for-sale fixed-maturity investment portfolio.

MBIA Corp. maintained a $450 million limited recourse standby line of credit facility with a group of major banks to provide funds for the payment of claims in excess of the greater of $500 million of cumulative claims, net of recoveries, or 5% of average annual debt service with respect to public finance transactions. The agreement is for a ten-year term, which expires in March 2015. During 2007, there were no balances outstanding under the facility.

MBIA Corp. has access to $400 million through a Money Market Committed Preferred Custodial Trust (“CPCT”) securities facility issued by eight trusts (the “Trusts”), which were created for the primary purpose of issuing CPCT securities and investing the proceeds in high-quality commercial paper or short-term U.S. Government obligations. The CPCT securities are remarketed every 28 days with the interest rate set by means of an auction and with two trusts remarketing each week. In the event that there are insufficient bids at any auction to remarket all of the CPCT securities of any trust, the rate is reset for the next 28 days at the maximum prescribed rate with the investors of the CPCT securities continuing to hold them until the next auction in which sufficient bids are received. The maximum prescribed rate is 30-day LIBOR plus 150 basis points if MBIA Corp. maintains a financial strength rating from S&P and Moody’s at or above AA- and Aa3, respectively, or 30-day LIBOR plus 200 basis points if MBIA Corp.’s financial strength rating falls below either AA- or Aa3. Due to the decline in the demand for short-term structured securities during the end of the third quarter of 2007 through the fourth quarter of 2007, all CPCT securities were unable to be remarketed at their most recent remarketing date, resulting in the current investors of the CPCT securities receiving the maximum prescribed interest rate from August 14, 2007 through December 31, 2007.

MBIA Corp. has a put option to sell to the Trusts the perpetual preferred stock of MBIA Corp. If MBIA Corp. exercises its put option, the Trusts will transfer the proceeds to MBIA Corp. in exchange for the preferred stock that will be held by the Trusts. The Trusts are vehicles for providing MBIA Corp. the opportunity to access new capital at its sole discretion through the exercise of the put options. As of December 31, 2007, the Trusts were rated AA and Aa2 by S&P and Moody’s, respectively. However, in January

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 12: Short-Term Debt and Other Borrowing Arrangements (continued)

2008 the trusts were downgraded by S&P and Moody’s to AA- and Aa3, respectively. To date, MBIA Corp. has not exercised its put options under any of these arrangements. MBIA Corp. continues to receive 100% capital credit for this facility. However, MBIA Corp. anticipates incurring additional expense to maintain this facility if the CPCT securities continue to incur interest at the maximum prescribed rate. In 2007, MBIA Corp. recorded a $110 million mark-to-market gain on its CPCT facility. This soft capital facility constitutes a financial instrument which is required to be recorded on MBIA Corp.’s balance sheet at fair value. The gain was due to an increase in the differential between MBIA Corp.’s credit default swap spreads and the interest rate applicable to the CPCT facility.

At December 31, 2007, MBIA maintained a revolving credit facility totaling $500 million with a group of highly rated global banks. During the second quarter of 2006, the Company negotiated more favorable terms of the facility, including an extension of the maturity from April 2010 to May 2011. The facility contains certain covenants including, among others, that the consolidated net worth of MBIA Inc. and MBIA Corp. will not fall below $2.8 billion and that the ratio of consolidated debt to equity for MBIA Inc. and MBIA Corp. will not exceed 30%, at any time. This facility does not include any credit rating triggers or any provisions that could require the posting of collateral. MBIA was in compliance with all of the revolving credit facility covenants as of December 31, 2007. During 2007, there were no balances outstanding under the facility. In January 2008, MBIA amended the current credit facility to treat the Surplus Notes issued in January 2008 as equity in the net worth calculation.

On January 16, 2008, MBIA Corp. issued $1 billion of 14% Fixed-to-Floating Rate Surplus Notes due January 15, 2033. See Note 21, “Subsequent Events” for further information on the Surplus Notes.

Note 13: Net Insurance In Force

MBIA Corp. guarantees the payment of principal of, and interest or other amounts owing on, municipal, asset-/mortgage-backed and other non-municipal securities. MBIA Corp.’s ultimate exposure to credit loss in the event of nonperformance by the issuer of the insured obligation is represented by the net insurance in force in the tables that follow.

The insurance policies issued by MBIA Corp. are unconditional and irrevocable commitments to guarantee payment on insured obligations to holders of the insured obligations. The creditworthiness of each insured issue is evaluated prior to the issuance of insurance, and each insured issue must comply with MBIA Corp.’s underwriting guidelines. Further, the payments to be made by the issuer on the bonds or notes may be backed by a pledge of revenues, reserve funds, letters of credit, investment contracts or collateral in the form of mortgages or other assets. The right to such funds or collateral would typically become MBIA Corp.’s upon the payment of a claim by MBIA Corp.

MBIA Corp. maintains underwriting guidelines based on those aspects of credit quality that it deems important for each category of obligation considered for insurance. For global public finance transactions these include economic and social trends, debt and financial management, adequacy of anticipated cash flow, satisfactory legal structure and other security provisions, viable tax and economic bases, adequacy of loss coverage and project feasibility. For global structured finance transactions, MBIA Corp.’s underwriting guidelines, analysis and due diligence focus on counterparty credit and operational quality. MBIA Corp. also analyzes the quality of asset pools as well as their historical and projected performance. The strength of a structure, including legal segregation of the assets, cash flow analysis, the size and source of first loss protection, asset performance triggers and financial covenants are also reviewed. Such guidelines are subject to periodic review by a senior risk committee, which is responsible for establishing the criteria for MBIA Corp.’s underwriting standards as well as maintaining the standards in its insurance operations.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 13: Net Insurance In Force (continued)

As of December 31, 2007, insurance in force, net of cessions to reinsurers and other reimbursement agreements had an expected maturity range of 1-50 years. Other reimbursement agreements that have been netted from MBIA Corp.’s insurance in force as reported below relate to contracts under which MBIA Corp. is entitled to reimbursement of losses on its insured portfolio but which do not qualify as reinsurance under GAAP. These agreements resulted in deductions of $7.0 billion and $9.3 billion for 2007 and 2006, respectively. The distribution of net insurance in force by geographic location, including $25.7 billion and $20.8 billion relating to transactions guaranteed by MBIA Corp. on behalf of various investment management services affiliated companies in 2007 and 2006, respectively, is presented in the following table:

	As of December 31
	2007		2006
Geographic Location In billions	Net Insurance In Force	% of Net Insurance In Force	Net Insurance In Force	% of Net Insurance In Force
California	$122.0	11.6%	$116.2	12.1%
New York	90.3	8.6	84.4	8.8
Florida	49.8	4.8	45.9	4.8
Texas	38.6	3.7	37.2	3.9
Illinois	35.8	3.4	34.5	3.6
New Jersey	30.5	2.9	31.9	3.3
Washington	21.8	2.1	21.3	2.2
Massachusetts	20.0	1.9	21.3	2.2
Michigan	19.9	1.9	19.3	2.0
Pennsylvania	19.2	1.8	20.5	2.1

Subtotal	447.9	42.7	432.5	45.0
Nationally diversified	195.1	18.6	143.6	14.9
Other states	250.1	24.0	241.7	25.2

Total United States	893.1	85.3	817.8	85.1

Internationally diversified	56.9	5.4	51.5	5.4
Country specific	97.6	9.3	91.5	9.5

Total Non-United States	154.5	14.7	143.0	14.9

Total	$1,047.6	100.0%	$960.8	100.0%

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 13: Net Insurance In Force (continued)

The net insurance in force by type of bond is presented in the following table:

	As of December 31
	2007		2006
Bond Type In billions	Net Insurance In Force	% of Net Insurance In Force	Net Insurance In Force	% of Net Insurance In Force
Global Public Finance—United States:
General obligation	$265.5	25.3%	$258.7	26.9%
Municipal utilities	124.1	11.8	116.3	12.1
Special revenue	5.6	0.5	5.8	0.6
Tax-backed	80.5	7.7	75.9	7.9
Transportation	57.4	5.5	56.0	5.8
Health care	44.2	4.2	46.6	4.9
Higher education	43.3	4.1	39.8	4.1
Municipal housing	16.6	1.6	17.8	1.9
Military housing	21.6	2.1	15.3	1.6
Investor-owned utilities (1)	14.9	1.5	14.6	1.5

Total United States	673.7	64.3	646.8	67.3

Global Public Finance—Non-United States
Sovereign	22.7	2.2	21.6	2.2
Transportation	16.9	1.6	17.8	1.9
Utilities	13.0	1.3	11.6	1.2
Investor-owned utilities	10.6	1.0	6.5	0.7
Sub-sovereign	1.0	0.1	1.0	0.1
Municipal housing	0.4	0.0	0.5	0.1
Health care	0.1	0.0	0.4	0.0
Higher education	0.1	0.0	0.1	0.0

Total Non-United States	64.8	6.2	59.5	6.2

Total Global Public Finance	738.5	70.5	706.3	73.5

Global Structured Finance—United States:
Collateralized debt obligations (2)	96.3	9.2	56.9	5.9
Mortgage-backed residential	34.0	3.2	29.0	3.0
Mortgage-backed commercial	1.6	0.2	2.7	0.3
Consumer asset-backed:
Auto loans	10.6	1.0	10.2	1.1
Student loans	11.7	1.1	15.1	1.6
Manufactured housing	2.9	0.3	3.3	0.3
Other consumer asset-backed	3.0	0.3	3.1	0.3
Corporate asset-backed:
Operating assets:
Aircraft portfolio lease securitizations	3.5	0.4	3.7	0.4
Rental car fleets	4.7	0.4	6.0	0.6
Secured airline equipment securitization (EETC)	3.1	0.3	3.8	0.4
Other operating assets	2.4	0.2	1.7	0.2
Structured insurance securitizations	9.5	0.9	4.9	0.5
Franchise assets	2.9	0.3	2.0	0.2
Intellectual property	2.8	0.3	0.4	0.0
Other corporate asset-backed	30.5	2.9	28.2	3.0

Total United States	219.5	21.0	171.0	17.8

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 13: Net Insurance In Force (continued)

	As of December 31
	2007		2006
Bond Type In billions	Net Insurance In Force	% of Net Insurance In Force	Net Insurance In Force	% of Net Insurance In Force
Global Structured Finance—Non-United States
Collateralized debt obligations (2)	50.0	4.8	45.6	4.8
Mortgage-backed residential	16.3	1.6	16.4	1.7
Mortgage-backed commercial	6.5	0.6	5.8	0.6
Consumer asset-backed:
Auto loans	0.4	0.0	0.3	0.0
Other consumer asset-backed	0.9	0.1	1.8	0.2
Corporate asset-backed:
Operating assets:
Aircraft portfolio lease securitizations	2.4	0.2	1.8	0.2
Rental car fleets	—	—	—	—
Secured airline equipment securitization (EETC)	0.5	0.0	0.5	0.1
Other operating assets	0.6	0.1	0.6	0.1
Structured insurance securitizations	0.1	0.0	0.0	0.0
Franchise assets	1.7	0.2	1.9	0.2
Intellectual property	1.1	0.1	0.7	0.1
Future flow	3.4	0.3	3.2	0.3
Other corporate asset-backed	5.7	0.5	4.9	0.4

Total Non-United States	89.6	8.5	83.5	8.7

Total Global Structured Finance	309.1	29.5	254.5	26.5

Total	$1,047.6	100.0%	$960.8	100.0%

(1)	Includes Investor owned utilities, Industrial development and Pollution control revenue bonds.

(2)

Includes transactions (represented by structured pools of primarily investment grade corporate credit risks or commercial real estate assets) that do not include typical CDO structuring characteristics, such as tranched credit risk, cash flow waterfalls, or interest and over-collateralization coverage tests.

MBIA Corp. has entered into certain guarantees of derivative contracts, included in the preceding tables, which do not qualify for the financial guarantee scope exception under SFAS 133. MBIA Corp. generally guarantees the timely payment of principal and interest related to these derivatives upon the occurrence of a credit event with respect to a referenced obligation. The maximum amount of future payments that MBIA Corp. may be required to make under these guarantees, should a full credit event occur, is $138.8 billion. This amount is net of $32.1 billion of insured derivatives ceded under reinsurance agreements and capital market transactions in which MBIA Corp. economically hedges a portion of the credit and market risk associated with its insured derivatives. MBIA Corp.’s guarantees of derivative contracts have a legal maximum maturity range of 1-89 years. A small number of guaranteed credit derivative contracts have long maturities to satisfy regulatory requirements imposed on MBIA Corp.’s counterparties. However, the expected maturities of such contracts are much shorter due to amortizations and prepayments in the underlying collateral pools. In accordance with SFAS 133, the fair values of these guarantees at December 31, 2007 are recorded on the balance sheet as assets and liabilities, representing gross gains and losses, of $830.4 million and $4,461.2 million, respectively. These derivative contracts are discussed further in “Note 5: Derivative Instruments.”

MBIA Corp. may hold recourse provisions with third parties in derivative transactions through both reinsurance and subrogation rights. MBIA Corp.’s reinsurance arrangements provide that should MBIA Corp. pay a claim under a guarantee of a derivative contract, then MBIA Corp. could collect amounts from any reinsurers that have reinsured the guarantee on either a proportional or non-proportional basis depending upon the underlying reinsurance agreement. MBIA Corp. may also have recourse through subrogation rights whereby if MBIA Corp. makes a claim payment, it is entitled to any rights of the insured counterparty, including the right to any assets held as collateral.

MBIA Corp. has also issued guarantees of certain obligations issued by its investment management affiliates that are included in the previous tables. These guarantees take the form of insurance policies issued by MBIA Corp. on behalf of the investment management

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 13: Net Insurance In Force (continued)

services affiliates. Should one of these affiliates default on its insured obligations, MBIA Corp. will be required to pay all scheduled principal and interest amounts outstanding. As of December 31, 2007, the maximum amount of future payments that MBIA Corp. could be required to make under these guarantees, should a full default occur, is $25.7 billion. These guarantees have a maximum maturity range of 1-56 years, were entered into on an arm’s length basis and are fully collateralized by marketable securities. MBIA Corp. has both direct recourse provisions and subrogation rights in these transactions. If MBIA Corp. is required to make a payment under any of these affiliate guarantees, it would have the right to seek reimbursement from such affiliate and to liquidate any collateral to recover amounts paid under the guarantee.

Note 14: Reinsurance

Reinsurance enables MBIA Corp. to cede exposure for purposes of syndicating risk and increasing its capacity to write new business while complying with its single risk and credit guidelines. MBIA Corp. reinsures exposure to other insurance companies under various treaty and facultative reinsurance contracts, both on a pro-rata and non-proportional basis.

In the event that any or all of the reinsurers are unable to meet their obligations, MBIA Corp. would be liable for such defaulted amounts. When a reinsurer is downgraded by one or more rating agency, less capital credit is given to MBIA under rating agency models.

MBIA Corp. generally retains the right to recapture the business ceded to reinsurers under certain circumstances, including rating downgrades of its reinsurers. Additionally, under New York State insurance regulations, MBIA requires certain unauthorized reinsurers to maintain bank letters of credit or establish trust accounts to cover liabilities ceded to such reinsurers under reinsurance contracts. As of December 31, 2007, the total amount available under these letters of credit and trust arrangements was $871.8 million. MBIA Corp. remains liable on a primary basis for all reinsured risk, and although MBIA believes that its reinsurers remain capable of meeting their obligations, there can be no assurance of such in the future.

The aggregate amount of insurance in force ceded by MBIA to reinsurers under reinsurance agreements was $111.7 billion and $104.8 billion as of December 31, 2007 and 2006, respectively. In addition, MBIA Corp. has entered into other reimbursement agreements under which it is entitled to reimbursement of losses on its insured portfolio but which do not qualify as reinsurance under GAAP. These reimbursement agreements, primarily with a reinsurer rated AA- by S&P and Aa3 by Moody’s, totaled $7.0 billion and $9.3 billion at December 31, 2007 and 2006, respectively, and have been excluded from the following tables.

The distribution of ceded insurance in force by geographic location is presented in the following table:

	As of December 31
	2007		2006
Geographic Location In billions	Ceded Insurance In Force	% of Ceded Insurance In Force	Ceded Insurance In Force	% of Ceded Insurance In Force
California	$8.3	7.4%	$8.7	8.3%
New York	4.2	3.8	4.4	4.2
Massachusetts	2.6	2.3	2.9	2.7
Texas	2.2	2.0	3.2	3.0
Florida	2.2	2.0	3.1	3.0
New Jersey	2.0	1.8	2.4	2.3
Illinois	2.0	1.8	2.2	2.1
Puerto Rico	1.9	1.7	2.4	2.3
Colorado	1.9	1.7	2.0	1.9
Michigan	1.3	1.1	1.3	1.3

Subtotal	28.6	25.6	32.6	31.1
Nationally diversified	31.8	28.5	20.4	19.5
Other states	14.0	12.5	15.7	15.0

Total United States	74.4	66.6	68.7	65.6

Internationally diversified	16.2	14.5	15.4	14.7
Country specific	21.1	18.9	20.7	19.7

Total Non-United States	37.3	33.4	36.1	34.4

Total	$111.7	100.0%	$104.8	100.0%

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 14: Reinsurance (continued)

The distribution of ceded insurance in force by type of bond is presented in the following table:

	As of December 31
	2007		2006
Bond Type In billions	Ceded Insurance In Force	% of Ceded Insurance In Force	Ceded Insurance In Force	% of Ceded Insurance In Force
Global Public Finance—United States:
General obligation	$11.0	9.9%	$12.1	11.6%
Municipal utilities	7.5	6.7	8.6	8.2
Special revenue	0.3	0.3	0.3	0.3
Tax-backed	4.5	4.0	5.6	5.3
Transportation	8.4	7.5	8.8	8.4
Health care	6.5	5.8	8.0	7.6
Higher education	1.5	1.3	1.6	1.5
Municipal housing	0.7	0.6	0.8	0.8
Military housing	0.8	0.7	0.7	0.7
Investor-owned utilities(1)	1.3	1.2	1.4	1.4

Total United States	42.5	38.0	47.9	45.8

Global Public Finance—Non-United States:
Sovereign	4.9	4.4	4.2	4.0
Transportation	5.4	4.8	6.1	5.8
Utilities	3.6	3.2	3.6	3.4
Investor-owned utilities (1)	1.3	1.2	1.2	1.2
Sub-sovereign	0.6	0.5	0.6	0.6
Municipal housing	0.0	0.0	0.0	0.0
Health care	0.1	0.1	0.2	0.2
Higher education	0.0	0.0	0.0	0.0

Total Non-United States	15.9	14.2	15.9	15.2

Total Global Public Finance	58.4	52.2	63.8	61.0

Global Structured Finance—United States:
Collateralized debt obligations(2)	20.9	18.7	9.5	9.1
Mortgage-backed residential	2.3	2.0	2.3	2.2
Mortgage-backed commercial	0.1	0.1	0.2	0.2
Consumer asset-backed:
Auto loans	1.1	1.0	1.2	1.1
Student loans	0.8	0.8	0.9	0.8
Manufactured housing	0.2	0.2	0.2	0.2
Other consumer asset-backed	0.5	0.4	0.5	0.5
Corporate asset-backed:
Operating assets:
Aircraft portfolio lease securitizations	0.6	0.5	0.6	0.6
Rental car fleets	1.1	1.0	1.3	1.2
Secured airline equipment securitization (EETC)	1.1	1.0	1.2	1.2
Other operating assets	0.2	0.2	0.3	0.2
Structured insurance securitizations	2.3	2.1	1.6	1.6
Franchise assets	0.4	0.3	0.5	0.5
Intellectual property	0.1	0.1	0.0	0.0
Other corporate asset-backed	0.3	0.3	0.5	0.5

Total United States	32.0	28.7	20.8	19.9

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 14: Reinsurance (continued)

	As of December 31
	2007		2006
Bond Type In billions	Ceded Insurance In Force	% of Ceded Insurance In Force	Ceded Insurance In Force	% of Ceded Insurance In Force
Global Structured Finance-Non-United States:
Collateralized debt obligations (2)	13.7	12.3	12.5	11.9
Mortgage-backed residential	1.5	1.3	2.0	1.9
Mortgage-backed commercial	1.4	1.3	1.0	0.9
Consumer asset-backed:
Auto loans	0.0	0.0	0.0	0.0
Other consumer asset-backed	0.5	0.5	0.7	0.7
Corporate asset-backed:
Operating assets:
Aircraft portfolio lease securitizations	0.6	0.5	0.6	0.5
Rental car fleets	—	—	—	—
Secured airline equipment securitization (EETC)	0.0	0.0	0.0	0.0
Other operating assets	0.1	0.1	0.1	0.1
Structured insurance securitizations	—	—	—	—
Franchise assets	0.1	0.1	0.1	0.1
Intellectual property	0.2	0.2	0.1	0.1
Future flow	1.3	1.1	1.4	1.3
Other corporate asset-backed	1.9	1.7	1.7	1.6

Total Non-United States	21.3	19.1	20.2	19.1

Total Global Structured Finance	53.3	47.8	41.0	39.0

Total	$111.7	100.0%	$104.8	100.0%

(1)	Includes Investor owned utilities, Industrial development and Pollution control revenue bonds.

(2)

Includes transactions (represented by structured pools of primarily investment grade corporate credit risks or commercial real estate assets) that do not include typical CDO structuring characteristics, such as tranched credit risk, cash flow waterfalls, or interest and over-collateralization coverage tests.

The following table presents the percentage of outstanding par ceded to and reinsurance recoverable from reinsurers by rating levels as of December 31, 2007:

Reinsurers	Standard & Poor’s Rating		Moody’s Rating	Percentage of Total Par Ceded	Reinsurance Recoverable (in thousands)
Channel Reinsurance Ltd.	AAA		Aaa	54.03%	$13,107
RAM Reinsurance Company, Ltd.	AAA		Aa3	14.09	15,020
Assured Guaranty Corp.	AAA		Aaa	10.12	12,077
Mitsui Sumitomo Insurance Company Ltd.	AA		Aa3	6.09	5,940
Ambac Assurance Corporation	AAA		Aaa	5.94	—
Swiss Reinsurance Company, Zurich, Switzerland	AA	-	Aa2	4.23	8,298
Radian Asset Assurance Inc.	AA		Aa3	1.14	8,134
Assured Guaranty Re Ltd.	AA		Aa2	1.06	—
XL Financial Assurance Ltd.	AAA		Aaa	0.59	—
Export Development Canada	AAA		Aaa	0.44	—
Other (1)	A+ or above		Aa3 or above	2.23	19,191
Not Currently Rated				0.04	274

Total				100.00%	$82,041

(1)	Several reinsurers within this category are not rated by Moody’s.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 14: Reinsurance (continued)

Channel Re is a reinsurer of MBIA Corp. Additionally, MBIA Corp. owns a 17.4% equity interest in Channel Re. In June 2007, S&P revised its outlook on Channel Re from negative to stable. In February 2008, S&P placed Channel Re’s AAA rating on CreditWatch with negative implications. In February 2008, Moody’s downgraded Channel Re to Aa3 from Aaa, with negative outlook. For the year ended December 31, 2007, MBIA Corp. expects that Channel Re will report negative shareholder’s equity on a GAAP basis. As a result, in the fourth quarter of 2007, MBIA Corp. recorded an adjustment to the carrying value of its equity ownership interest in Channel Re from $85.7 million at September 30, 2007 to zero. As of December 31, 2007, MBIA Corp. had $708.2 million of derivative assets related to credit derivatives ceded to Channel Re and a $13.1 million reinsurance recoverable from Channel Re. MBIA Corp. has assessed Channel Re’s ability to pay these amounts to MBIA Corp. if they were to be settled and has concluded that Channel Re had sufficient liquidity supporting its business to settle such amounts, inclusive of approximately $495 million that Channel Re had on deposit in trust accounts as of December 31, 2007 for the benefit of MBIA Corp. Although the trusts limit the potential for Channel Re to default on its obligations to MBIA Corp., there can be no assurance that Channel Re will not default on its obligations to MBIA Corp. that exceed the amounts already established in the trust accounts. If, in the future, MBIA Corp. determines that Channel Re does not have sufficient liquidity to settle its obligations to MBIA Corp., MBIA Corp. will record reserves against such amounts.

Several of MBIA Corp.’s financial guarantee reinsurers, including RAM Reinsurance Company, Ltd. (“RAM”), Ambac Assurance Corporation, XL Financial Assurance Ltd. and XL Capital Assurance Inc., have had their credit ratings either downgraded or put on negative watch by one or more of the major rating agencies between December 2007 and February 2008. RAM has deposited $104 million of assets in a trust for the benefit of MBIA Corp. as of December 31, 2007. Although there was no material impact on MBIA Corp. for any of the rating agency actions through February 2008 relating to its reinsurers, the downgrade of one of our key reinsurers could adversely impact our capital position under rating agency models, and affect our financial strength rating and ability to write new business accordingly.

The components of net premiums written and earned, including premiums assumed from and ceded to other companies, are set forth in the following table:

	Years ended December 31
	2007		2006		2005
In thousands	Written	Earned	Written	Earned	Written	Earned
Direct	$988,834	$985,608	$910,902	$988,218	$1,005,064	$1,007,655
Assumed	10,029	13,643	11,062	14,796	12,891	19,236

Gross	998,863	999,251	921,964	1,003,014	1,017,955	1,026,891
Ceded	(106,474)	(143,627)	(107,287)	(150,411)	(138,493)	(162,488)

Net	$892,389	$855,624	$814,677	$852,603	$879,462	$864,403

For the years ended December 31, 2007, 2006 and 2005, recoveries received under reinsurance contracts totaled $8.8 million, $5.6 million and $5.8 million, respectively. Ceding commissions received from reinsurers, before deferrals and net of return ceding commissions, were $25.8 million, $24.9 million and $35.9 million in 2007, 2006 and 2005, respectively.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements

Note 15: Loss and Loss Adjustment Expense Reserves

MBIA Corp. establishes two types of loss and LAE reserves for non-derivative financial guarantees: case basis reserves and an unallocated loss reserve. See “Note 2: Significant Accounting Policies” for information regarding MBIA Corp.’s loss reserving policy. A summary of the case basis and unallocated activity and the components of the liability for loss and LAE reserves are presented in the following table:

In thousands	2007	2006	2005
Case basis loss and LAE reserves:
Balance at January 1	$323,718	$512,888	$434,924
Less: reinsurance recoverable	46,941	58,965	34,610

Net balance at January 1	276,777	453,923	400,314

Case basis transfers from the unallocated loss reserve related to:
Current year	633,896	9,015	104,341
Prior years	44,174	65,990	84,264

Total	678,070	75,005	188,605

Net paid (recovered) related to:
Current year	44,164	635	(2,949)
Prior years	80,844	251,516	137,945

Total net paid	125,008	252,151	134,996

Net balance at December 31	829,839	276,777	453,923
Plus: reinsurance recoverable	82,041	46,941	58,965

Case basis loss and LAE reserve balance at December 31	911,880	323,718	512,888

Unallocated loss reserve:
Balance at January 1	213,319	208,614	313,945
Losses and LAE incurred	900,345	80,889	84,274
Channel Re elimination(1)	(1,051)	(1,179)	(1,000)
Transfers to case basis and LAE reserves	(678,070)	(75,005)	(188,605)

Unallocated loss reserve balance at December 31	434,543	213,319	208,614

Total	$1,346,423	$537,037	$721,502

(1)	Represents the amount of losses and LAE incurred that have been eliminated in proportion to MBIA Corp.’s ownership interest in Channel Re, which is carried on an equity method accounting basis.

The unallocated loss reserve approximated $435 million at December 31, 2007, which represents MBIA Corp.’s estimate of losses, associated with credit deterioration, that have occurred in MBIA Corp.’s insured portfolio but have not been specifically identified and is available for future case-specific activity. As a result of the continued stress in the mortgage markets and an increase in defaults on mortgage-backed securities, specific case basis reserves for the year ended December 31, 2007 significantly exceeded the 12% loss factor currently used by MBIA Corp. In the fourth quarter of 2007, MBIA Corp. recorded $614 million of loss and LAE, in addition to the provision based on its loss factor, related to MBIA’s insured exposure to prime, second-lien residential mortgage-backed securities (“RMBS”) transactions consisting of home equity lines of credit and closed-end second-lien mortgages. In addition, MBIA Corp. recorded $200 million of loss and LAE to increase its unallocated loss reserve for probable losses on its RMBS exposure that have not been specifically identified to individual policies as of December 31, 2007. During 2007, $678 million of the unallocated loss reserve was transferred to case basis reserves primarily relating to insured obligations within the RMBS, the Student Loan Finance Corporation (“SFC”) and a multi-sector CDO, as well as insured obligations within the home equity loan and manufactured housing sectors. Partially offsetting these loss reserves were reversals of previously established case basis reserves within the aircraft enhanced equipment trust certificates (“EETCs”) sector. MBIA Corp. incurred $86 million of loss and loss adjustment expenses in 2007 based on 12% of scheduled net earned premium and an additional $814 million related to losses incurred for case basis and non-specific RMBS activity.

Total net paid activity for 2007 of $125 million primarily related to insured obligations within MBIA Corp.’s RMBS sector, a static multi-sector CDO and Alleghany Health, Education and Research Foundation (“AHERF”). MBIA Corp. had salvage and subrogation receivables of $108 million and $180 million at December 31, 2007 and 2006, respectively, included in “Other assets.” Amounts due to reinsurers related to salvage and subrogation totaled $4 million at December 31, 2007 and at December 31, 2006, and are included in “Other liabilities.”

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements

Note 16: Discontinued Operations

In December 2006, MBIA Inc. completed the sale of Capital Asset, a servicer of delinquent tax liens, to a third party company that is engaged in tax lien servicing and collection and that had been overseeing the servicing operations of Capital Asset since July 2006. The sale of Capital Asset also included three VIEs established in connection with the securitization of Capital Asset tax liens, which were consolidated within MBIA Corp. in accordance with FIN 46(R). The sale of these VIEs resulted in an after-tax gain of $0.8 million and was executed as part of MBIA Corp.’s plan to eliminate its exposure to tax liens.

In accordance with SFAS 144, the VIEs associated with Capital Asset have been reported as discontinued operations in MBIA Corp.’s consolidated financial statements. Income and loss from discontinued operations, net of tax, for the years ended December 31, 2006 and 2005 was income of $1.5 million and a loss of $2.2 million, respectively. The following table presents the amounts included in income/(loss) from discontinued operations before income taxes:

	Years ended December 31
In thousands	2006	2005
Revenues	$5,475	$2,861
Expenses	3,106	6,230

Income/(loss) before income taxes	$2,369	$(3,369)

Note 17: Employee Benefits

MBIA Corp. participates in MBIA Inc.’s pension plan, which covers substantially all employees. The pension plan is a qualified non-contributory defined contribution pension plan to which MBIA Corp. contributes 10% of each eligible employee’s annual compensation. Annual compensation for determining such contributions consists of base salary, bonus and commissions, as applicable. Pension benefits vest over a five-year period with 20% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years. Pension expense for the years ended December 31, 2007, 2006 and 2005, was $8.2 million, $7.0 million and $8.2 million, respectively.

MBIA Inc. also has a qualified profit-sharing/401(k) plan in which MBIA Corp. participates. The plan is a voluntary contributory plan that allows eligible employees to defer compensation for federal income tax purposes under Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may contribute through payroll deductions up to 10% of eligible compensation. MBIA Corp. matches employee contributions up to the first 5% of such compensation with MBIA Inc. common stock. The benefit of MBIA Corp.’s contributions vest over a five-year period with 20% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years. Generally, a participating employee is entitled to distributions from the plan upon termination of employment, retirement, death or disability. Participants who qualify for distribution may receive a single lump sum, transfer the assets to another qualified plan or individual retirement account, or receive a series of specified installment payments. MBIA Corp. contributions to the profit-sharing/401(k) plan aggregated $3.8 million, $3.0 million and $3.7 million for the years ended December 31, 2007, 2006 and 2005, respectively.

In addition to the above plans, MBIA Corp. also participates in MBIA Inc.’s non-qualified deferred compensation plan. Contributions to the above qualified plans that exceed limitations established by federal regulations are then contributed to the non-qualified deferred compensation plan. The non-qualified contributions included in the above stated pension and profit-sharing/401(k) expense and contribution amounts totaled $3.0 million, $2.7 million and $2.6 million for the pension plan, and $0.6 million, $0.2 million and $1.3 million for the profit-sharing/401(k) plan for the years ended December 31, 2007, 2006 and 2005, respectively. In addition, interest credited to the non-qualified deferred compensation plan totaled $3.1 million, $3.0 million and $2.6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

MBIA Corp. participates in the MBIA Inc. 2005 Omnibus Incentive Plan (the “Omnibus Plan”), which became effective on May 5, 2005. The Omnibus Plan may grant any type of an award including stock options, performance shares, performance units, restricted stock, restricted stock units and dividend equivalents. Following the effective date of the Omnibus Plan, no new options or awards were granted under any of the prior plans authorized by the MBIA Inc. shareholders.

The stock option component of the Omnibus Plan enables key employees to acquire shares of MBIA Inc. common stock. The stock option grants, which may be awarded every year, provide the right to purchase shares of MBIA Inc. common stock at the fair value of

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 17: Employee Benefits (continued)

the stock on the date of grant. Options granted will either be Incentive Stock Options (“ISOs”), where they qualify under Section 422(a) of the Internal Revenue Code, or Non-Qualified Stock Options (“NQSOs”). ISOs and NQSOs are granted at a price not less than 100% of the fair value, defined as the closing price on the grant date, of MBIA Inc. common stock. Options are exercisable as specified at the time of grant depending on the level of the recipient (generally four or five years) and expire ten years from the date of grant (or shorter if specified or following termination of employment).

Under the restricted stock component of the Omnibus Plan, certain employees are granted restricted shares of MBIA Inc.’s common stock. These awards have a restriction period lasting three, four or five years depending on the type of award, after which time the awards fully vest. During the vesting period these shares may not be sold. Restricted stock grants are typically granted from the vice president level up to and including the chief executive officer. Some of the awards made in 2007, 2006 and 2005 are linked to the growth in book value per share of MBIA Inc.’s common stock including certain adjustments (“modified book value”) over a three-year period following the grant date. Actual shares issued at the vesting date will be determined based on the growth in modified book value. If modified book value grows by 30% or more over the three year period then 100% of the award will vest. If the growth in modified book value over the three year period is lower than 30%, then the amount of restricted shares issued will be adjusted downward in proportion to the amount by which actual growth in modified book value is below 30%.

Effective January 1, 2002, MBIA Inc. adopted the fair value recognition provisions of SFAS 123 and the modified prospective method of adoption under SFAS 148. In December 2004, the FASB issued SFAS 123(R), which revised SFAS 123 and superseded APB 25. Effective January 1, 2006, MBIA Inc. adopted the requirements of SFAS 123(R), which requires MBIA Inc. to expense the fair value of employee stock options and other forms of stock-based compensation. In addition, SFAS 123(R) classifies share-based payment awards as either liability awards, which are remeasured at fair value at each balance sheet date, or equity awards, which are measured on the grant date and not subsequently remeasured. Generally, awards with cash-based settlement, repurchase features or that are settled at a fixed dollar amount are classified as liability awards, and changes in fair value will be reported in earnings. Awards with net-settlement features or that permit a cashless exercise with third-party brokers are classified as equity awards and changes in fair value are not reported in earnings. MBIA Inc.’s long-term incentive plans include features which result in both liability and equity awards. For liability awards, MBIA Inc. remeasures these awards at each balance sheet date. In addition, SFAS 123(R) requires the use of a forfeiture estimate. Prior to the adoption of SFAS 123(R), MBIA Inc. accounted for forfeitures as they occurred as permitted under previous accounting standards. MBIA Inc. uses historical employee termination information to estimate the forfeiture rate applied to current stock-based awards. The cumulative effect of adopting the change in estimating forfeitures for both stock options awards and restricted share awards was not material to MBIA Corp.’s financial statements.

In November 2006, MBIA Inc.’s Board of Directors approved new voluntary retirement benefits which will provide certain benefits to eligible employees of MBIA Corp. upon retirement. A description of these benefits is included in MBIA Inc.’s proxy statement. One of the components of the retirement program for those employees that are retirement eligible is to immediately vest all outstanding stock options granted prior to the approval of the program and to immediately vest all outstanding time-based restricted share grants. SFAS 123(R) requires compensation costs for those employees to be recognized from the date of grant through the retirement eligible date. Accelerated expense relating to this retirement benefit for both stock option awards and restricted stock awards was included in the 2006 compensation expense amounts.

In accordance with SFAS 123, MBIA Inc. valued all stock options granted using an option-pricing model. The value is recognized as an expense over the period in which the options vest. MBIA Corp.’s proportionate share of compensation cost for employee stock options for the years ended December 31, 2007, 2006 and 2005 totaled $6.9 million, $15.0 million and $16.6 million, respectively. MBIA Corp.’s proportionate share of compensation cost for restricted stock awards was $37.7 million, $27.2 million and $17.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

MBIA Corp. participated in the “MBIA Inc. Annual and Long-Term Incentive Plan” (the “Incentive Plan”). The Incentive Plan has been superseded by the Omnibus Plan. The Incentive Plan included a stock option component and a compensation component linked to the growth in modified book value over a three-year period following the grant date. Target levels for the Incentive Plan awards were established as a percentage of total salary and bonus, based upon the recipient’s position. Awards under the Incentive Plan typically were granted from the vice president level up to and including the chief executive officer. Actual amounts to be paid are adjusted upward or downward depending on the growth of modified book value versus a baseline target, with a minimum growth of 8% necessary to receive any payment and an 18% growth necessary to receive the maximum payment. Awards under the Incentive Plan were divided equally between the two components, with approximately 50% of the award to be given in stock options and approximately 50% of the award to be paid in cash or shares of MBIA Inc. stock. Payments were made at the end of each three-year measurement period. During 2007, a $0.7 million credit to modified book value expense was recorded to reflect the final payout under the Incentive Plan. During 2006 and 2005, MBIA Corp. recorded $4.0 million and $7.3 million, respectively, as an expense related to modified book value awards under the Incentive Plan.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements

Note 18: Related Party Transactions

Related parties are defined as the following:

•

Affiliates of MBIA Corp.: An affiliate is a party that directly or indirectly controls, is controlled by or is under common control with MBIA Corp. Control is defined as having, either directly or indirectly, the power to direct the management and operating policies of a company through ownership, by contract or otherwise.

•	Entities for which investments are accounted for using the equity method by MBIA Corp.

•	Trusts for the benefit of employees, such as pension and profit-sharing trusts, that are managed by or under the trusteeship of management.

•	Principal owners of MBIA Corp. defined as owners of record or known beneficial owners of more than 10 percent of the voting interests of MBIA Corp.

•

Management of MBIA Corp. which includes persons who are responsible for achieving the objectives of MBIA Corp. and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of directors, the chief executive officer, chief operating officer, vice president in charge of principal business functions and other persons who perform similar policymaking functions.

•

Members of the immediate families of principal owners of MBIA Corp. and its management. This includes family members whom a principal owner or a member of management might control or influence or by whom they may be controlled or influenced because of the family relationship.

•

Other parties with which MBIA Corp. may deal if one party controls or can significantly influence the management or policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

•

Other parties that can significantly influence the management or policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to the extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

From time to time MBIA Corp. may enter into transactions with related parties that MBIA Corp. deems immaterial or which occur in the normal course of business and are deemed to be transacted at “arm’s length” by management. Since 1989, MBIA Corp. has executed five surety bonds to guarantee the payment obligations of the members of the Municipal Bond Insurance Association (the “Association”), a voluntary unincorporated association of insurers writing municipal bond and note insurance as agent for the member insurance companies that had their S&P claims-paying rating downgraded from AAA on their previously issued Association policies. In the event that the Association does not meet their policy payment obligations, MBIA Corp. will pay the required amounts directly to the paying agent. The aggregate outstanding exposure on these surety bonds as of December 31, 2007 was $340 million.

The Company owns investments, included in other investments, which are recorded in the Company’s financial statements using the equity method of accounting. These investments comprise equity interests in limited partnerships and in Channel Re. All material transactions between MBIA and these entities have been eliminated in MBIA’s consolidated financial statements. During 2007 and 2006, premiums ceded to Channel Re totaled $51.1 million and $44.8 million, respectively, and ceding commissions received from Channel Re totaled $11.6 million and $10.4 million, respectively. During 2007, cessions to Channel Re represented 62.5% of total par ceded or $12.4 billion. As of December 31, 2007, the reinsurance recoverable from Channel Re was $13.1 million and the derivative assets related to credit derivatives ceded to Channel Re was $708.2 million. In 2006 the cessions to Channel Re represented 69.3% of total par ceded or $6.7 billion. As of December 31, 2006, the reinsurance recoverable from Channel Re was $6.4 million and the derivative payable was $396 thousand. See “Note 14: Reinsurance” for information regarding the terms of the reinsurance arrangements between MBIA Corp. and Channel Re.

Mark-to-market losses during the fourth quarter of 2007 on insured credit derivatives that were reinsured for MBIA Corp. by Channel Re resulted in an adjustment to the carrying value of MBIA Corp.’s 17.4 percent equity ownership interest in Channel Re from $85.7 million to zero. The adjustment is reflected in net losses on financial instruments at fair value and foreign exchange.

Included in other assets at December 31, 2007 were $21.7 million of net receivables to MBIA Inc. and other subsidiaries. Included in other liabilities at December 31, 2006 were $3.8 million of net payables from MBIA Inc. and other subsidiaries.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 18: Related Party Transactions (continued)

MBIA Corp.’s investment portfolio is managed by MBIA Capital Management Corp. (“CMC”) for domestic investments and by MBIA Asset Management UK (“AM-UK”) for international investments, both wholly owned subsidiaries of MBIA Inc., which provide fixed-income investment management services for MBIA Inc. and its affiliates, as well as third-party institutional clients. In 2007 and 2006, CMC and AM-UK charged fees of $10.7 million and $11.1 million to MBIA Corp., respectively, based on the performance of its investment portfolio.

MBIA Corp. insures outstanding investment agreement liabilities for IMC, which provides customized investment agreements for bond proceeds and other public funds, as well as for funds which are invested as part of asset-backed or structured product issuance.

MBIA Corp. entered into an agreement with MBIA Inc. and IMC whereby MBIA Corp. held securities subject to agreements to resell of $345.6 million and $286.3 million as of December 31, 2007 and 2006, respectively. MBIA Corp. also transferred securities subject to agreements to repurchase of $345.6 million and $286.3 million as of December 31, 2007 and 2006. These agreements have a term of less than one year. The interest expense relating to these agreements was $20.1 million and $15.2 million, respectively, for the years ended December 31, 2007 and 2006. The interest income relating to these agreements was $20.6 million and $15.4 million, respectively, for the years ended December 31, 2007 and 2006.

On September 14, 2006, the Company announced that Richard H. Walker was elected a member of MBIA’s Board of Directors. Mr. Walker is the General Counsel of Deutsche Bank AG (“Deutsche Bank”), where he oversees Deutsche Bank’s Legal and Compliance departments worldwide. Effective January 30, 2008 he has resigned his position on MBIA’s Board of Directors. Deutsche Bank has a number of business relationships with MBIA Inc. and MBIA Insurance Corporation. Deutsche Bank is a lender to MBIA pursuant to its five-year $500 million revolving credit agreement. The size of Deutsche Bank’s commitment in this facility is $30 million, for which it earns a commitment fee of 7 basis points per year. As of December 31, 2007, no borrowings were outstanding under this facility. Deutsche Bank also provides a liquidity facility of $112.5 million and a Master Repurchase Agreement of $135 million to Triple-A One Funding Corporation, an MBIA-sponsored commercial paper conduit. As of December 31, 2007, no borrowings were outstanding under this facility. MBIA has a $30 million, net loan outstanding with Deutsche Bank, for which quarterly interest is paid at three-month LIBOR plus 3 basis points. This loan will terminate on June 15, 2010. Deutsche Bank and its affiliates may from time to time hold debt securities issued or insured by MBIA or its affiliates. Deutsche Bank’s capital markets subsidiaries from time to time have provided securities underwriting services to MBIA and its affiliates. MBIA has provided credit enhancement to a variety of asset securitization transactions which have been originated, sponsored or underwritten by Deutsche Bank and its subsidiaries. Additionally, MBIA and its affiliates may from time to time hold debt securities issued by Deutsche Bank or its affiliates. Deutsche Bank and MBIA also engage from time to time in a variety of derivative transactions, as well as transactions in securities and other financial assets. Significant transactions between Deutsche Bank and MBIA are discussed below. The aggregate notional amount of derivative trades with Deutsche Bank at December 31, 2007 is $9.8 billion. The net mark to market on those trades is ($24.9) million. The Company sold credit protection, in the form of a credit default swap, with Deutsche Bank as the reference entity with a notional amount of $50 million. MBIA’s insurance portfolio has total exposure to Deutsche Bank in commercial paper of $17.1 million. Additionally, in 2007, Deutsche Bank underwrote $1.0 billion of Global Funding Ltd. Medium Term Notes.

MBIA Corp. insures assets and/or liabilities of MBIA-administered conduits that are consolidated in the financial statements of MBIA Inc. and Subsidiaries. Certain of MBIA Inc.’s consolidated subsidiaries have invested in conduit debt obligations or have received compensation for services provided to the conduits.

MBIA Corp. had no loans outstanding to any executive officers or directors during 2007.

Note 19: Fair Value of Financial Instruments

The fair market values of financial instruments held or issued by MBIA Corp. are determined through the use of observable market data when available. Market data is retrieved from a variety of third-party data sources, including independent pricing services, which use observable market-based inputs when available, direct dealer quotes or market data relevant to individual financial instruments for input into MBIA Corp.’s valuation systems. Valuation systems are determined based on the characteristics of transactions and the availability of market data. The fair values of financial assets and liabilities are primarily calculated using an independent pricing service, which uses observable market inputs when available, direct dealer quotes or observable market data relevant to individual financial instruments. However, dealer market data may not be available for certain types of contracts that are infrequently purchased and sold. For these contracts, MBIA Corp. may use alternate methods for determining fair values, such as dealer market quotes for similar contracts or cash flow modeling. Alternate valuation methods generally require management to exercise considerable judgment in the use of estimates and assumptions, and changes to certain factors may produce materially different values. In addition, actual market exchanges may occur at materially different amounts.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 19: Fair Value of Financial Instruments (continued)

The following are the assumptions and methodologies used to estimate the fair value of each class of financial instruments presented:

FIXED-MATURITY SECURITIES The fair value of available-for-sale fixed-maturity securities, including securities pledged as collateral, is based upon prices obtained through third party pricing services, which include quoted prices in active markets and prices based on market-based inputs that are either directly or indirectly observable, as well as prices from dealers in relevant markets.

INVESTMENTS HELD-TO-MATURITY The held-to-maturity investments consist of fixed and floating rate fixed-maturity assets. The fair value of the fixed rate investments is determined by calculating the net present value of estimated future cash flows assuming prepayments, defaults and discount rates that MBIA Corp. believes market participants would use for similar assets. The carrying value of the floating rate investments approximates their fair value.

SHORT-TERM INVESTMENTS Short-term investments are carried at amortized cost, which approximates fair value.

OTHER INVESTMENTS Other investments consist of MBIA Corp.’s interest in equity-oriented and equity method investments, including investments in perpetual securities. The fair value of these investments is based on quoted market prices, investee financial statements or cash flow modeling.

CASH AND CASH EQUIVALENTS, ACCRUED INVESTMENT INCOME, REINSURANCE RECOVERABLE ON UNPAID LOSSES, RECEIVABLE FOR INVESTMENTS SOLD, SHORT-TERM DEBT AND PAYABLE FOR INVESTMENTS PURCHASED The carrying amounts of these items are reasonable estimates of their fair values as they are short-term in nature.

PREPAID REINSURANCE PREMIUMS The fair value of MBIA Corp.’s prepaid reinsurance premiums is based on the estimated proceeds from entering into an assumption of the entire portfolio with third-party reinsurers under current market conditions.

DEFERRED PREMIUM REVENUE The fair value of MBIA Corp.’s deferred premium revenue is based on the estimated cost of entering into a cession of the outstanding portfolio with third-party reinsurers under current market conditions.

LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES The carrying amount is composed of the present value of the expected cash flows for specifically identified claims combined with an estimate for unidentified claims. Therefore, the carrying amount is a reasonable estimate of the fair value of the reserve.

SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL The fair value is estimated using discounted cash flow calculations based upon interest rates currently being offered for similar agreements.

SOFT CAPITAL FACILITY MBIA Corp.’s CPCT securities facility had no carrying value as of December 31, 2006. The carrying value and the fair value of the facility represents the present value of the differential in the spreads between MBIA Corp.’s credit default swap spreads and the yield applicable to the CPCT facility.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE The fair value is estimated using discounted cash flow calculations based upon interest rates currently being offered for similar agreements.

VARIABLE INTEREST ENTITY FLOATING RATE NOTES Variable interest entity floating rate notes consist of floating rate securities and related accrued interest. The carrying value of variable interest entity notes is a reasonable estimate of fair value due to the term of the applicable interest rates.

DERIVATIVES The fair value is derived from market information and appropriate valuation methodologies which reflect the estimated amounts that MBIA Corp. would receive or pay to terminate the transaction at the reporting date.

INSTALLMENT PREMIUMS MBIA Corp. does not record a carrying value of installment premiums as MBIA Corp. expects to receive these premiums on an installment basis over the term of the insurance contracts. The fair value of installment premiums represents the present value of the estimated future premium cash flow streams. The discount rate used is the yield-to-maturity of MBIA Corp.’s insurance-related investment portfolio at the end of the preceding fiscal quarter.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 19: Fair Value of Financial Instruments (continued)

	As of December 31, 2007		As of December 31, 2006
In thousands	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Fixed-maturity securities	$9,125,234	$9,125,234	$9,051,574	$9,051,574
Investments held-to-maturity	1,327,892	1,327,892	1,400,591	1,400,591
Short-term investments	1,162,082	1,162,082	957,211	957,211
Other investments	29,378	29,378	90,322	90,322
Cash and cash equivalents	121,266	121,266	181,330	181,330
Securities purchased under agreements to resell	345,620	345,620	286,278	286,278
Accrued investment income	145,250	145,250	137,021	137,021
Prepaid reinsurance premiums	325,555	361,146	363,140	380,297
Reinsurance recoverable on unpaid losses	82,041	82,041	46,941	46,941
Receivable for investments sold	1,073	1,073	12,103	12,103
Derivative assets	830,413	830,413	29,466	29,466
Soft capital facility	110,000	110,000	—	—
Liabilities:
Deferred premium revenue	3,138,396	3,169,676	3,129,620	3,113,515
Loss and loss adjustment expense reserves	1,346,423	1,346,423	537,037	537,037
Securities sold under agreements to repurchase	345,620	345,620	286,278	286,278
Variable interest entity floating rate notes	1,355,792	1,355,792	1,451,928	1,451,928
Short-term debt	13,383	13,383	40,898	40,898
Payable for investments purchased	35,766	35,766	266,061	266,061
Derivative liabilities	4,461,183	4,461,183	25,992	25,992
Off-balance sheet:
Installment premiums	—	1,969,503	—	1,722,514

Note 20: Commitments and Contingencies

In the normal course of operating its businesses, the Company may be involved in various legal proceedings.

In July 2002, MBIA Corp. filed suit against Royal Indemnity Company (“Royal”) in the United States District Court for the District of Delaware, to enforce insurance policies that Royal issued on certain vocational student loan transactions that MBIA Corp. insured. To date, claims in the amount of approximately $355 million have been made under the Royal policies with respect to loans that have defaulted. MBIA Corp. expects that there will be additional claims made under the policies with respect to student loans that may default in the future. Royal had filed an action seeking a declaration that it is not obligated to pay on its policies. In October 2003, the court granted MBIA Corp.’s motion for summary judgment and ordered Royal to pay all claims under its policies. Royal appealed the order, and, in connection with the appeal, pledged $403 million of investment grade collateral to MBIA Corp. to secure the entire amount of the judgment, with interest, and has agreed to post additional security for future claims and interest.

On October 3, 2005, the U.S. Court of Appeals for the Third Circuit upheld the decision of the United States District Court for the District of Delaware insofar as it enforced the Royal insurance policies, but remanded the case to the District Court for a determination of whether the Royal policies cover all losses claimed under the policies. In particular, the Court of Appeals directed the District Court to consider whether the Royal policies would cover losses resulting from the misappropriation of student payments rather than from defaults by students. MBIA Corp. believes that the Royal policies would cover losses even if they result from misappropriation of student payments, but in any event it appears that all or substantially all of the claims made under the Royal policies relate to defaults by students rather than misappropriation of funds. Therefore, MBIA Corp. expects Royal to be required to pay all or substantially all of the claims made under its policies and to be reimbursed for any payments MBIA Corp. made under its policies.

Royal filed a petition with the Third Circuit requesting that the case be reheard, which was denied in April 2006. In April 2006, Royal filed a motion with the District Court seeking a release of the collateral it pledged in connection with its appeal of the District Court judgment against it in 2003.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 20: Commitments and Contingencies (continued)

On April 2, 2007, MBIA announced that MBIA Corp. reached an agreement with Royal to settle the outstanding litigation. The amount paid by Royal under the terms of the settlement was sufficient to repay the approximately $362 million of outstanding par amount of the bonds insured by MBIA as well as to reimburse MBIA for a portion of the claims that MBIA has paid to date under its insurance policies. As a result of the settlement, MBIA incurred approximately $20 million in losses in the first quarter of 2007. The loss represents a reduction to MBIA’s expected recoveries for claims it has paid to date under its policies and will be covered by MBIA’s unallocated loss reserves.

The District Court in Delaware entered a final judgment in the case implementing the settlement on March 30, 2007. The approximately $362 million of outstanding par amount of the bonds insured by MBIA were repaid in full during the second quarter of 2007.

There are no other material lawsuits pending or, to the knowledge of MBIA Corp., threatened, to which MBIA Corp. or any of its subsidiaries is a party.

Note 21: Subsequent Events

Financial Strength Credit Ratings

In the first two months of 2008 there were several ratings actions and announcements from the major rating agencies regarding the financial strength ratings of MBIA Inc., MBIA Corp. and other related entities. See “Note 1: Business and Organization” for additional information.

Reinsurer Credit Ratings

Several of MBIA Corp.’s reinsurers have had their credit ratings either downgraded or put on negative watch by one or more of the major rating agencies in the first two months of 2008. See “Note 14: Reinsurance” for additional information.

Capital Strengthening Plan

In the fourth quarter of 2007, deterioration in the RMBS and CDO sectors resulted in the major rating agencies reassessing the capital adequacy ratios of financial guarantors to reflect deterioration in the expected performance of transactions within the financial guarantors’ insured portfolios. To enable the Company to maintain appropriate claims-paying resources in order to sustain its triple-A financial strength ratings assigned to MBIA Corp., a comprehensive capital strengthening plan was announced on January 9, 2008. The following discussion presents specific aspects of the capital strengthening plan that impacted MBIA Corp. subsequent to December 31, 2007.

Warburg Pincus Agreement / Common Stock Offering

On December 10, 2007, MBIA announced that it had entered into an agreement, subsequently amended on February 6, 2008, with Warburg Pincus (the “Warburg Pincus Agreement”), a private equity firm, which committed to invest up to $1.25 billion in MBIA through a direct purchase of MBIA common stock and a backstop for a common stock offering. Under the Warburg Pincus Agreement, Warburg Pincus made an initial investment of $500 million in MBIA through the acquisition of 16.1 million shares of MBIA common stock at a price of $31.00 per share, which was completed on January 30, 2008. In connection with its initial investment, Warburg Pincus received warrants to purchase 8.7 million shares of MBIA common stock at a price of $40 per share and “B” warrants, which, upon obtaining certain approvals, will become exercisable to purchase 7.4 million shares of common stock at a price of $40 per share. The term of the warrants is seven years. In addition, the securities purchased by Warburg Pincus are subject to significant transfer restrictions for a minimum of one year and up to three years. MBIA’s senior management team has committed to invest a total of $2 million in MBIA’s common stock at the same price as Warburg Pincus. The majority of the net proceeds received under Warburg Pincus’ initial investment was contributed to the surplus of MBIA Corp. to support its business plan.

On February 6, 2008, MBIA and Warburg Pincus amended the Warburg Pincus Agreement to provide that Warburg Pincus would backstop a common stock offering by agreeing to purchase up to $750 million of convertible participating preferred stock, or “preferred stock.” Warburg Pincus was also granted the option to purchase up to $300 million of preferred stock prior to the closing of a common stock offering or February 15, 2008. Finally, Warburg Pincus was granted “B2” warrants which, upon obtaining certain approvals, would become exercisable to purchase between 4 million and 8 million shares of MBIA common stock, whether or not the common stock offering was completed.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 21: Subsequent Events (continued)

On February 13, 2008, MBIA completed a public offering of 94.65 million shares of MBIA common stock at $12.15 per share. Warburg Pincus informed MBIA that it purchased $300 million in common stock as part of the offering. MBIA did not use the $750 million Warburg Pincus backstop. In addition, Warburg Pincus did not exercise its right to purchase up to $300 million in preferred stock. Pursuant to the amended Warburg Pincus Agreement, Warburg Pincus was granted 4 million of “B2” warrants at a price of $16.20 per share. In addition, under anti-dilution provisions in the Warburg Pincus Agreement, the terms of the warrants issued to Warburg Pincus on January 30, 2008 were amended, which resulted in (a) the 8.7 million of warrants exercisable at $40 per share were revised to 11.5 million warrants exercisable at $30.25 per share and (b) the 7.4 million of “B” warrants exercisable at $40 per share were revised to 9.8 million “B” warrants exercisable at $30.25 per share. MBIA intends to contribute most of the net proceeds of the common stock offering to its insurance operations to support its business plan.

Surplus Notes

On January 16, 2008, MBIA Corp. issued Surplus Notes due January 15, 2033. The Surplus Notes have an initial interest rate of 14 percent until January 15, 2013 and thereafter at an interest rate of three-month LIBOR plus 11.26 percent. The Notes are callable at par at MBIA Corp.’s option on the fifth anniversary of the date of issuance and every fifth anniversary thereafter, subject to prior approval by the Superintendent of the NYSID and other restrictions. The cash received from the Surplus Notes will be used for general corporate purposes.

Business Reorganization Initiative

On February 25, 2008, MBIA announced a plan to implement several initiatives in connection with the restructuring of MBIA’s business over the next few years. A significant aspect of the plan will be the creation of separate legal operating entities for MBIA’s public, structured and asset management businesses. This is intended to be accomplished as soon as feasible, with a goal of within five years. The objective behind this initiative is to retain the highest ratings possible for both the public finance and structured finance businesses. The implementation of this initiative is subject to various contingencies, including regulatory approval. There are also a number of other initiatives that are effective immediately, including: (i) the suspension of writing new structured finance business for an estimated six month period in order to both increase capital safety margins and to evaluate and revise the credit and risk management criteria and policies; and (ii) the ceasing of issuing insurance policies for new credit derivative transactions except in transactions related to the reduction of existing derivative exposure.

Commitments and Contingencies

See Note 20, “Commitments and Contingencies” for information on events that occurred after December 31, 2007.